CALCULATION OF REGISTRATION FEE

	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Registered	Offering Price per	Aggregate Offering Price	Registration
of Securities to be Registered	(1)	Security	(1)	Fee
Rights	565,432,956	USD 0	USD 0	USD 0
Ordinary Shares	197,901,535(2)	USD 20.40(2)	USD 4,037,191,314(2)	USD 158,662

(1)	This prospectus supplement relates to offers and sales of the rights and ordinary shares in the United States, including any sales of rights and ordinary shares issued outside the United States. The rights and ordinary shares are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate is based on the subscription price of CHF 21.00 per share and an exchange rate of USD 1.00 per CHF 1.0297, the Federal Reserve Bank of New York’s noon buying rate on May 21, 2008.

PROSPECTUS SUPPLEMENT (to prospectus dated April 8, 2008)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-150143

UBS AG
2,172,271,946 Rights
760,295,181 Ordinary Shares
CHF 21.00 per Ordinary Share

➢	The rights and the ordinary shares are being issued globally; only a portion of them are being issued, offered or sold in the United States.

➢	UBS has declared a capital increase by way of a rights offering, in which it is allotting one right to each ordinary share of UBS AG outstanding at the close of business on May 26, 2008.

➢	The rights will grant their holders the right to acquire 7 new ordinary shares of UBS AG for each 20 rights held, at a subscription price of CHF 21.00 per new ordinary share. On May 21, 2008, the closing price of UBS AG shares was USD 29.34 per share on the New York Stock Exchange and CHF 30.64 per share on SWX Europe Ltd.

➢	Rights may be exercised only in integral multiples of 20.

➢	The rights are expected to be traded on SWX Europe Ltd. and admitted to trading on the New York Stock Exchange during the period from May 27, 2008 to June 9, 2008.

-	Holders of rights held in The Depository Trust Company system may subscribe for new ordinary shares by exercising their rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (New York time) on June 10, 2008.
-	Holders of rights held in the SegaInterSettle system may subscribe for new ordinary shares by exercising their rights, at the subscription ratio stated above, from May 27, 2008 to 12:00 noon (Swiss time) on June 12, 2008.
-	Holders of rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or direct registration statements deposited with BNY Mellon Shareowner Services may subscribe for new ordinary shares by exercising their rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (New York time) on June 5, 2008.
-	Holders of rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register may subscribe for new ordinary shares by exercising their rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (Swiss time) on June 5, 2008.

➢	Rights held in The Depository Trust Company system or issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or direct registration statements deposited with BNY Mellon Shareowner Services must be exercised via payment of USD 22.43 per new ordinary share subscribed, which represents an excess of 10% over the U.S. dollar equivalent of the Swiss franc-denominated subscription price of CHF 21.00 per new ordinary share on May 21, 2008, subject to refund of any eventual excess payment in the manner described in this prospectus supplement. Such rights may not be exercised via payment of the Swiss franc-denominated subscription price of CHF 21.00 per new ordinary share.

➢	Rights held in The Depository Trust Company system or in the SegaInterSettle system and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will expire and become null and void without compensation. Rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or direct registration statements and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will be sold on behalf of the relevant shareholder.

➢	New ordinary shares as to which rights have not been exercised will be sold on behalf of the managers in open market transactions or in a global offering at a price to be determined following an institutional bookbuilding procedure commencing on or about June 12, 2008.

➢	All new ordinary shares to be issued will be registered shares with a par value of CHF 0.10 per share and will be of the same class as the existing ordinary shares of UBS AG.

An investment in the rights or ordinary shares entails risks. See “Risk Factors” beginning on page S-17.

	Price to Public	Discounts & Commissions	Proceeds to UBS AG

Per Right	(1)	(1)	(1)
Per Ordinary Share	CHF 21.00	CHF 0.35	CHF 20.65
Total	CHF 15,966,198,801	CHF 263,442,280	CHF 15,702,756,521

(1)	We expect to receive no proceeds from the initial offering and allotment of the rights.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

The rights and the ordinary shares are not deposit liabilities of UBS AG and will not be insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

This prospectus supplement and the accompanying prospectus may be used in connection with the initial issuance and allotment of the rights, the exercise of the rights for new ordinary shares, and the offer and sale of new ordinary shares as to which rights have not been exercised. In addition, UBS AG or any other affiliate controlled by UBS AG may use this prospectus supplement and the accompanying prospectus in market-making transactions involving the rights and ordinary shares after the initial allotment or exercise, as applicable. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. UBS AG and its affiliates may act as principal or agent in these transactions.

Joint Global Coordinators and Joint Bookrunners
UBS Investment Bank	JPMorgan	Morgan Stanley
Joint Bookrunners
BNP PARIBAS		Goldman, Sachs & Co.
Senior Co-Lead Manager		Co-Lead Manager
Credit Suisse		Deutsche Bank Securities
Co-Managers

Zürcher Kantonalbank	ABN AMRO, Inc.	Banca IMI	BBVA, S.A.
CALYON	Dresdner Kleinwort	Fortis	Fox-Pitt Kelton Cochran Caronia Waller
HSBC	ING Wholesale Banking	Natixis	Lloyds TSB Corporate Markets
Mediobanca - Banca di Credito Finanziaro S.p.A.	NBGI	Santander Global Banking & Markets	UniCredit Capital Markets

Prospectus supplement dated May 23, 2008

In this prospectus supplement:

➢	when we refer to “UBS AG,” we mean UBS AG on a parent-only basis.

➢	when we refer to “UBS” or “Group” or “we” or “us,” we mean UBS AG and its consolidated subsidiaries.

➢	when we refer to “USD,” we mean United States dollars.

➢	when we refer to “CHF,” we mean Swiss francs.

i

Summary

The following summary does not contain all the information that may be important to you. You should read the entire prospectus supplement, the attached prospectus and the documents incorporated by reference into this prospectus supplement and the attached prospectus before making an investment decision. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the rights or new ordinary shares is appropriate for you.

OVERVIEW

UBS is a global firm, working with corporate, institutional and private clients. Our strategy is to concentrate on three global core businesses—wealth management, asset management and investment banking and securities trading. We also focus on retail and corporate banking in Switzerland. We operate as one firm and aim to deliver valuable advice, products and services to our clients while creating high quality, sustainable earnings streams.

Our global core businesses are organized on a worldwide basis into three business groups: Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank.

In our Global Wealth Management & Business Banking business group, we provide services designed for high net worth and affluent individuals around the world. We provide them with tailored, unbiased advice and investment services—ranging from asset management to estate planning and from corporate finance to art banking. Our Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients. Global Wealth Management & Business Banking’s pre-tax profit was CHF 9,251 million for 2007 and CHF 2,152 million in first quarter 2008.

UBS Global Asset Management offers innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, as well as through financial intermediaries. Investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds and hedge funds) and real estate. Global Asset Management’s pre-tax profit was CHF 1,454 million for 2007 and CHF 330 million in first quarter 2008.

The Investment Bank provides securities products and research in equities, fixed income, rates, foreign exchange, energy and metals. It also provides access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients. Furthermore, the Investment Bank provides advice on cross-border mergers and acquisitions in addition to raising capital for companies and governments. As a result of losses on sizeable positions related mainly to the mortgage market in the United States, the Investment Bank reported pre-tax losses of CHF 16,669 million for 2007 and CHF 18,228 million in first quarter 2008.

We reported net losses attributable to shareholders of CHF 5,247 million for 2007 and CHF 11,535 million in first quarter 2008, with losses from U.S. mortgage-related positions outweighing performances in other businesses that during first quarter of 2008 were satisfactory considering the current market environment. For 2006, our net profit attributable to shareholders was CHF 11,527 million.

BACKGROUND TO AND REASONS FOR THE OFFERING

2007 and the first three months of 2008 were very difficult for UBS, with the sudden and unprecedented collapse in the market for U.S. mortgage-related assets impacting us far worse than anticipated. Since the middle of 2007, we have concentrated on the immediate challenge of risk managing our exposure relating to the U.S. real estate market. As a result, we have substantially reduced our U.S. real estate-related positions through both valuation adjustments and significant disposals. In 2007 and first quarter 2008, we recorded significant writedowns and losses on such positions.

In response to these developments we have taken a number of capital improvement measures to maintain our position as one of the world’s strongest and best capitalized banks based on publicly available competitor data. These measures include:

➢	the issuance of mandatory convertible notes for CHF 13 billion to two long-term financial investors—the Government of Singapore Investment Corporation Pte. Ltd. subscribed for CHF 11 billion and an investor from the Middle East subscribed for CHF 2 billion—approved at the extraordinary general meeting on February 27, 2008;

➢	the replacement of the cash dividend payable in 2008 with a stock dividend;

➢	the rededication of treasury shares previously repurchased for cancellation;

➢	the issuance on April 11, 2008 of EUR 1 billion of perpetual preferred securities that qualify as non-innovative Tier 1 capital; and

➢	this offering, which implements the capital increase approved by our shareholders at the annual general meeting on April 23, 2008.

In addition, we are taking steps to reduce our risk-weighted assets and on May 21, 2008 announced that we had sold to a newly created distressed asset fund that will be managed by BlackRock positions consisting primarily of subprime and Alt-A U.S. residential mortgage-backed securities for an aggregate sale price of approximately USD 15 billion.

We believe that this series of measures will deal effectively with our real estate exposures and allow us to focus on strengthening our core operations. With these measures—together with our strong client focus, our presence in fast-growing markets, our leading market positions, our sustainable client-driven revenue streams and our “one-firm” approach—we believe that we will have created the basis to weather one of the most difficult periods in the history of the industry and to allow us to return to sustainable value creation over time.

STRATEGY AND STRUCTURAL CHANGE PROGRAM

We are currently implementing a program of structural change designed to strengthen the firm by focusing on client businesses throughout the Investment Bank, further reducing both risk-weighted assets and the overall balance sheet size and further strengthening risk control systems. This program of structural change includes the following main elements:

Closing Dillon Read Capital Management and repositioning fixed income, currencies and commodities

In May 2007, we announced the closure of Dillon Read Capital Management, an alternative investment management venture established in June 2006. As a consequence, we redeemed outside investor interests and returned UBS’s proprietary portfolios from Global Asset Management to the Investment Bank, where the positions were integrated into the appropriate desks of the fixed income, currencies and commodities business unit.

As a result of significant losses in the fixed income, currencies and commodities business unit’s sizeable positions relating to the market for U.S. mortgage-related assets, we restructured this business unit beginning January 2008. The new structure is designed to strengthen its client-facing businesses, improve cooperation with other parts of UBS and introduce stronger risk discipline. As part of this effort, we created a workout group for certain mortgage-backed securities and collateralized debt obligation portfolios, which we refer to as the work-out portfolio. In April 2008, we announced that we would form a new entity to hold substantial parts of the workout portfolio. We also said that we intended to reduce our exposure in a way that reduces the effect of distressed market conditions on the core businesses while providing the greatest opportunity for shareholders to realize value over time. On May 21, 2008, we announced that we had sold to a newly created distressed asset fund that will be managed by BlackRock positions consisting primarily of subprime and Alt-A U.S. residential mortgage-backed securities for an aggregate sale price of approximately USD 15 billion. The fund purchased the securities using approximately USD 3.75 billion in equity raised by BlackRock from investors and a multi-year collateralized term loan of approximately USD 11.25 billion provided by UBS.

The remainder of the fixed income, currencies and commodities business unit’s real estate securitization business is being repositioned in order to focus on intermediating client flows, while scaling back origination efforts. Real estate finance will be increasingly aligned to the needs of investment banking and wealth management clients, in addition to providing commercial real estate financing solutions with the intention of distributing risk via the securitization or loan syndication market. Besides this, exiting selected proprietary credit businesses in the United States, Asia and Europe will help reduce risk and balance sheet utilization, allowing us to concentrate resources on client-driven businesses such as global syndicated finance and the flow credit businesses (investment grade, high yield trading and loans sales and trading).

Enhancing balance sheet management and funding framework

Until 2007, the Investment Bank’s activities were substantially funded on a short-term basis and therefore at short-term rates. This allowed individual business lines in the Investment Bank to benefit from the low, short-term funding rates available to UBS as a whole and led to the build-up of sizeable trading inventories. Now, in order to encourage a more disciplined use of our balance sheet, the internal pricing applied for the Investment Bank reflects our funding costs, plus an add-on to align the price more closely to the prices of defined peer firms. In addition, the Investment Bank’s businesses are required to be term-funded, based on an assessment of the quality and liquidity of their assets by our central treasury function.

As a result of this change, the cost of funding in the Investment Bank now better reflects the liquidity of the underlying assets being funded and is comparable with the costs applicable to its peer group.

Improving risk management and control

The losses experienced in recent periods do not invalidate our risk management and risk control principles, but it has become evident that their implementation needs to be strengthened. As a result, risk management and the valuation of U.S. residential real estate related products have been refined, and will continue to be updated to reflect changes in projections for lifetime cumulative losses and market parameters. We are also applying more extensive limits, by asset class, based on gross values and risk sensitivities.

Stress testing is being revisited to deliver a more diverse range of scenarios which better differentiate between the source of a stress event and its contagion effect. We plan to use more targeted analyses of the positions and vulnerabilities of each portfolio. Liquidity as well as price sensitivity will form another important aspect of stress testing.

The Board of Directors has initiated a re-organization of its structure that includes allocating the functions of the Chairman’s Office—which will no longer exist—to a number of new Board of Directors committees, each of which have a majority of independent directors. This will include a newly established risk committee, chaired by David Sidwell, who is an experienced banker and finance expert and was elected to the Board of Directors at the annual general meeting held on April 23, 2008.

Focusing on profitable growth and improving efficiency

Our shareholders expect the firm to achieve profitable growth. Fulfilling this expectation requires us to establish a set of earnings streams that are based on true customer benefit, build a strong and growing client base and maintain our unique assets and capabilities that are hard for competitors to copy.

Efficiency in managing financial resources and risks is a prerequisite for all three of these requirements. By making continuous efficiency improvement—achieving the same or a better result or service with fewer resources—a permanent task, we will enforce discipline in the way we manage costs. This will help to optimize spending across different economic and business cycles in such a way that it creates value for both clients and investors.

In order to steer management towards pursuing and developing businesses with the best balance between profit potential, risk and effective capital usage, we have introduced a new framework that attributes equity capital to individual business groups and business units, taking into account differing natures, risk profiles and investor expectations. The new equity capital attribution framework is designed to facilitate all businesses producing commensurate and sufficient returns to fund their own growth, by cooperating across the firm in the best interest of its clients, but without relying on cost, revenue, or capital cross-subsidies.

The program of structural changes described above is designed to reduce the current risk capacity utilized outside of our work-out portfolio. This reflects the emphasis on bringing the businesses in the Investment Bank more in line with the interests and capacity of the other parts of UBS. The new leadership of the Investment Bank will further focus on resizing the business in accordance with the current market opportunities, including strategic reductions in all major cost categories.

RECENT DEVELOPMENTS

On April 1, 2008, we announced a series of developments including, among other things, this offering and losses and writedowns on U.S. real estate and related structured credit positions (and the reduction of our positions in such assets) discussed elsewhere in this prospectus supplement and the documents incorporated by reference herein.

On April 18, 2008, we issued a shareholder report detailing key facts relating to our positions and losses in the U.S. subprime residential mortgage sector through December 31, 2007. The shareholder report, which provides an overview of a report submitted earlier to the Swiss Federal Banking Commission, has been posted on our web page. The shareholder report summarizes: which businesses were affected by the losses; the business models and growth initiatives pursued in those businesses; how the losses developed in the relevant businesses; the implementation of risk management and risk control in those businesses; and the key findings related to the causes of the losses. The shareholder report does not address remediation measures. We have, however, elsewhere outlined remediation measures it is taking and plans to take. These measures are ongoing and, in some cases, only in their initial stages. Implementation of these measures may take some time to complete, or may never be completed. Even if they are completed, there is no guarantee that they will be effective.

On May 6, 2008, we announced that (i) we have targeted a reduced cost run-rate of approximately CHF 28 billion for 2009, which would be significantly below current levels, and (ii) after the capacity reductions planned in the Investment Bank, we have established as a target that the Investment Bank would have an inherent capacity to generate approximately CHF 4 billion pre-tax contribution in a normalized environment. There can be no assurance that these plans or targets can be achieved in whole or in part or, if they can, over what time period.

We announced on May 6, 2008 that we had made a decision to exit the institutional side of the U.S. municipal securities business, through sale or otherwise.

We announced on April 1, 2008 that we would form a new entity to hold substantial parts of our work-out portfolio of currently illiquid U.S. real estate assets, and said that we intended to reduce our exposure in a way that would reduce the effect of distressed market conditions on our core businesses while providing an opportunity for shareholders to realize value over time. On May 21, 2008, we announced that we had sold to a newly created distressed asset fund that will be managed by BlackRock positions consisting primarily of subprime and Alt-A U.S. residential mortgage-backed securities. We sold positions with a nominal value of USD 22 billion to the new fund for an aggregate sale price of approximately USD 15 billion. Based on our categorizations, the vast majority of the positions are subprime and Alt-A in roughly equal parts and the remainder is prime. The fund purchased the securities using approximately USD 3.75 billion in equity raised by BlackRock from investors and a multi-year collateralized term loan of approximately USD 11.25 billion provided by us.

As part of our review of our fixed income businesses, we are evaluating the operation of our reference-linked note programs, and may determine to limit or discontinue one or more of the programs. A decision to discontinue or limit operation of one or more of the programs could result in a charge to income.

On April 25, 2008, we filed a report on Form 6-K, containing a speech given by Peter Kurer, the new chairman of UBS AG, at the annual general meeting that discusses changes in UBS AG’s corporate governance and other matters relating to UBS AG’s proposed strategy.

We have also filed a report on Form 6-K, dated May 6, 2008, which includes among other things our Financial Reporting First Quarter 2008 report and a related media release, which discuss our financial position and results of operations as of and for the quarter ended March 31, 2008, and our most recent outlook statement.

On May 23, 2008, we filed a report on Form 6-K setting forth certain recent developments.

OUTLOOK

The year started with tough business conditions for the financial industry as a whole. We expect this difficult environment to remain and be characterized by a continuing unfavorable global economic climate, deleveraging by institutional and private investors, slower wealth creation and lower trading and capital market activity.

The impact will affect all of our businesses, and it requires the firm to manage costs, resources and capacity very actively. The Investment Bank expects to employ around 19,000 people at the end of 2008. This will require a reduction of up to 2,600, of which the large majority will be redundancies. In other business groups, personnel numbers will be reduced mainly through natural attrition and internal redeployment, although it will not be possible to avoid redundancies entirely. Assuming no change in market conditions, we estimate that, by mid-2009, the firm as a whole will have about 5,500 fewer employees than today.

CURRENT CONDITIONS

Economic and market conditions were volatile and challenging into the second quarter. We remain very cautious about the net new money outlook in the near term.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Except as otherwise indicated, the following summary historical financial information for the UBS group is based on, and should be read together with, (i) the consolidated financial information of UBS AG as set forth in the audited consolidated financial statements (restated) of UBS AG for the fiscal year ended December 31, 2007, including comparative figures for the fiscal years ended December 31, 2006 and 2005 and (ii) the unaudited consolidated financial statements of UBS AG for the three months ended March 31, 2008, all of which are incorporated by reference in this prospectus supplement. The audited consolidated financial statements for the fiscal year ended December 31, 2007 have been restated and therefore are not comparable with the audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2005.

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards. The audited consolidated financial statements of UBS AG for the fiscal years ended December 31, 2007, 2006 and 2005 were audited by Ernst & Young Ltd., Basel, Switzerland and issued in each case with the unqualified auditor’s report incorporated by reference in this prospectus supplement.

The summary consolidated financial information reproduced below is intended only as an introduction. Investors should base their investment decisions on a review of the prospectus supplement as a whole, as well as on a review of documents incorporated by reference into this prospectus supplement.

	For the three months ended				For the year ended
	March 31,	December 31,	March 31,		December 31,	December 31,	December 31,
	2008	2007	2007		2007	2006	2005

	(CHF million, except where indicated)

Income statement data
Interest income	20,222	25,820	25,942		109,112	87,401	59,286
Interest expense	(18,543)	(24,283)	(24,634)		(103,775)	(80,880)	(49,758)
Net interest income	1,679	1,537	1,308		5,337	6,521	9,528
Credit loss (expense)/recovery	(311)	(238)	1		(238)	156	375
Net interest income after credit loss (expense)/recovery	1,368	1,299	1,309		5,099	6,677	9,903
Net fee and commission income	6,215	7,727	7,264		30,634	25,456	21,184
Net trading income	(11,643)	(13,915)	4,667		(8,353)	13,743	8,248
Other income	108	757	246		4,341	1,608	1,135
Income from Industrial Holdings					0	0	0
Total operating income	(3,952)	(4,132)	13,486		31,721	47,484	40,470
Total operating expenses	7,847	8,918	9,380		35,463	33,365	28,533
Operating profit from continuing operations before tax	(11,799)	(13,050)	4,106		(3,742)	14,119	11,937
Tax expense	(297)	(162)	921		1,369	2,998	2,270
Net profit from continuing operations	(11,502)	(12,888)	3,185		(5,111)	11,121	9,667

Net profit from discontinued operations	120	32	8		403	899	4,526
Net profit	(11,382)	(12,856)	3,193		(4,708)	12,020	14,193
Net profit attributable to minority Interests	153	111	162		539	493	661
Net profit attributable to UBS shareholders	(11,535)	(12,967)	(3,031)		(5,247)	11,527	13,532

Cost/Income ratio (%)(1)	N/A (2)	N/A (2)	69.6		111.0	70.5	71.2
Per share data (CHF)
Basic earnings per share(3)	(5.59)	(6.45)	1.49		(2.72)	5.83	6.72
Diluted earnings per share(3)	(5.60)	(6.45)	1.43		(2.73)	5.59	6.44
Operating profit before tax per share	*	*		*	(1.94)	7.14	5.93
Cash dividends declared per Share(4),(5)	N/A	N/A	N/A		N/A	2.20	1.60
Dividend payout ratio (%)(4),(5)	N/A	N/A	N/A		N/A	37.7	23.8

Rates of return (%)
Return on equity attributable to UBS Shareholders(6)	(180.0)	(12.2)	26.8		(11.3)	(26.6)	38.4
Return on average equity	*	*		*	(11.0)	24.8	36.0
Return on average assets	*	*		*	(0.19)	0.49	0.66

*	Not reported on a quarterly basis.

	As of
	March 31,		December 31,	March 31,	December 31,	December 31,
	2008		2007	2007	2006	2005(7)

Shares
Registered shares	2,073,567,252		2,073,547,344	2,106,123,317	2,105,273,286	2,177,265,044
Treasury shares	101,448,832		158,105,524	165,758,986	164,475,699	208,519,748
BIS capital ratios(8)
Tier 1 (%)	6.9		8.7	11.6	11.8	12.8
Total BIS (%)	10.7		11.9	14.6	14.6	14.1
Risk-weighted assets	333,300		372,298	354,603	341,892	310,409

Invested assets (CHF billion)	2,759		3,189	3,112	2,989	2,652

Personnel Financial Business (full-time equivalents)
Switzerland	27,946		27,884	27,261	27,018	26,028
Rest of Europe/Middle
East/Africa	13,675		13,728	13,308	12,687	11,007
Americas	31,766		31,975	31,769	30,819	27,136
Asia Pacific	10,452		9,973	8,299	7,616	5,398

Total	83,839		83,560	80,637	78,140	69,569
Long-term ratings
Fitch, London	AA−	(9)	AA	AA+	AA+	AA+
Moody’s, New York	Aa1	(9)	Aaa	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA−	(9)	AA	AA+	AA+	AA+

	As of
	March 31,		December 31,	December 31,	December 31,
Balance sheet data	2008		2007	2006	2005(7)

	(CHF million)

Assets
Total assets	2,231,019		2,272,768	2,346,610	1,998,976
Due from banks	63,740		60,907	50,426	33,644
Cash collateral on securities borrowed	172,134		207,063	351,590	288,435
Reverse repurchase agreements	397,911		376,928	405,834	404,432
Trading portfolio assets	461,088		610,061	627,036	499,297
Trading portfolio assets pledged as collateral	156,345		164,311	251,478	154,759
Positive replacement values	572,864		428,217	292,975	273,889
Loans	323,444		335,864	297,842	279,910

Liabilities
Due to banks	144,587		145,762	203,689	124,328
Cash collateral on securities lent	25,295		31,621	63,088	59,938
Repurchase agreements	271,729		305,887	545,480	478,508
Trading portfolio liabilities	166,588		164,788	204,773	188,631
Negative replacement values	573,101		443,539	297,063	277,770
Financial liabilities designated at fair value	160,356		191,853	145,687	117,401
Due to customers	567,023		641,892	555,886	466,907
Debt issued	234,037		222,077	190,143	160,710
Equity attributable to UBS shareholders	16,386		35,219	49,381	43,977

Average equity to average assets (%)		*	1.73	1.96	1.83
Market capitalization	59,843		108,654	154,222	131,949
Ratio of earnings to fixed charges(10)		*	0.96	1.17	1.23

*	Not reported on a quarterly basis.

(1)	Operating expenses/operating income before credit loss expense for Financial Businesses.

(2)	The cost/income ratio is not meaningful due to negative income.

(3)	For earnings per share calculation, see Note 8 to the Restated Financial Statements. The annual earnings per share figures have not been adjusted for the effect of the stock dividend.

(4)	Additionally, in July 2006, a par value reduction of CHF 0.30 per share was distributed. Dividends are normally declared and paid in the year subsequent to the reporting period.

(5)	As agreed by the extraordinary general meeting on 27 February 2008, the cash dividend for 2007 was replaced by a stock dividend. On 15 April 2008, the Board of Directors increased the share capital by CHF 9,869,875.40 through the issuance of 98,698,754 fully paid registered shares with a par value of CHF 0.10 each out of the Company’s authorized capital in order to create the shares required for the stock dividend.

(6)	Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions.

(7)	Balance sheet data for 2005 has been restated for consistency with the Restated Financial Statements and is unaudited.

(8)	Regulatory capital calculations for first quarter 2008 are according to Basel II; for periods prior to first quarter 2008, regulatory capital calculations are in accordance with the Basel I framework.

(9)	As of 1 April 2008.

(10)	Calculated based on earnings from continuing operations.

Summary risk concentrations

The table below shows the size of certain of our risk positions which had a significant impact on net trading income in first quarter 2008 as of the dates shown. Exposures are expressed “net” for each type of instrument, as the sum of the long and short positions where hedge effectiveness is considered to be high. Our net exposures will increase to the extent that hedges are considered to have become ineffective. In the case of U.S. residential real estate related exposures, from a risk management perspective it is necessary to look beyond net exposure and consider important factors such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as differences in attachment points, timing of cash flows, control rights, other basis risks and counterparty risk.

In addition to certain U.S. real estate risk concentrations the table also shows the fair values of our exposures to monoline insurers, after credit valuation adjustments, and the notional amount of our leveraged finance commitments. The table includes our net exposure to U.S. prime mortgage-related assets, which we do not consider a risk concentration.

			Amount of
			losses and
			writedowns
	Net exposures		Three months
	December 31,	March 31,	ended March 31,
	2007	2008	2008

	(USD million)

U.S. subprime residential mortgage market	27.6	15.6	(7.2)
U.S. subprime super senior RMBS CDO	13.3	6.6	(5.3)
U.S. subprime residential mortgage-backed securities (RMBS)	14.2	8.9	(2.1)
U.S. subprime warehouse and retained RMBS CDO	0.1	0.1	0.2
U.S. Alt-A residential mortgage market	26.6	17.1	(6.1)
U.S. Alt-A, AAA-rated RMBS backed by first lien mortgages	21.2	14.5	(4.5)
U.S. Alt-A, Super Senior RMBS CDO and other	5.4	2.6	(1.6)
U.S. prime residential mortgage market	15.3	9.4	(0.9)
U.S. prime RMBS CDO	1.1	0.6	(0.2)
U.S. prime RMBS	14.2	8.8	(0.7)
Fair value of CDSs for monoline credit protection(1)(2)(3)	3.6	6.3	(1.7)
U.S. RMBS CDO	3.0	4.8	(1.5)
Other than U.S. RMBS CDO	0.6	1.5	(0.2)
U.S. commercial mortgage market	7.8	6.3	(0.4)
U.S. CMBS CDO	1.0	0.8	(0.2)
U.S. CMBS/CMBX	2.6	2.4	(0.1)
U.S. Commercial real estate loans	4.2	3.1	(0.1)
U.S. reference linked notes (RLN)(4)	11.2	8.9	(1.6)
U.S. RLN subprime and Alt-A	3.8	2.9	(1.2)
U.S. RLN CMBS	3.0	1.9	(0.2)
U.S. RLN other asset-backed securities and corporate debt	4.4	4.2	(0.2)
Leveraged finance(5)	11.4	8.6	(0.3)
U.S. student loans	7.7	10.4	(1.0)

(1)	Exposure arises primarily from over-the-counter derivative contracts—mainly credit default swaps. Figures shown represent the fair value of credit default swaps after credit valuation adjustments.

(2)	In our trading portfolio, we also have indirect exposure to monoline insurers through “monoline wrapped” securities issued by U.S. states and municipalities, student-loan programs and other asset-backed securities totalling approximately USD 14 billion at March 31, 2008 (USD 11 billion at December 31, 2007).

(footnotes continued on following page)

(3)	Exposures represent current replacement value of protection bought from monoline insurers against CDOs, CLOs and CMBSs held by us, after credit valuation adjustments. Hedges are deemed effective where we believe that the monoline insurer remains viable. Amount of losses and writedowns represents change in credit valuation adjustment during the first quarter 2008.

(4)	Reference-linked notes are credit-linked notes issued by us and referenced to an underlying pool of assets which are consolidated on our balance sheet. The proceeds of the notes provide us with credit protection against defined default events in the underlying asset pool up to a certain percentage. We will realize losses if defaults in the underlying asset pool exceed the percentage protection or if assets which do not ultimately default are sold at a loss. U.S. reference-linked note exposure has been excluded from the other asset categories.

(5)	Net exposures for leveraged finance represent notional commitment amounts.

Summary of the Offering

The Rights Offering	We are distributing to our shareholders one tradable right per ordinary share held at the close of business on May 26, 2008. The rights will grant their holders the right to acquire 7 new ordinary shares of UBS AG for each 20 rights held at the subscription price of CHF 21.00 per ordinary share. On May 21, 2008, the closing price of UBS AG ordinary shares was USD 29.34 per share on the New York Stock Exchange and CHF 30.64 per share on SWX Europe.

Background	At the annual general meeting held on April 23, 2008, the shareholders of UBS AG approved a capital increase through a rights offering of up to 1,250,000,000 new ordinary shares with a par value of CHF 0.10 each. The new ordinary shares will be fully fungible and rank pari passu with the existing ordinary shares. As such, they will be entitled to any distributions declared after the delivery date, including any dividends, if declared, for the financial year ending December 31, 2008.

Trading and Exercise of Rights	The rights are expected to be traded on the EU-regulated market segment of SWX Europe and admitted to trading on the New York Stock Exchange from May 27, 2008 to June 9, 2008. Beginning on May 27, 2008, the existing ordinary shares are expected to be traded on SWX Europe, the New York Stock Exchange and the Tokyo Stock Exchange “ex subscription right.”

Rights may be exercised only in integral multiples of 20.

The rights exercise period for rights held in The Depository Trust Company (“DTC”) system will run from May 27, 2008 to 5:00 p.m. (New York time) on June 10, 2008. The rights exercise period for rights held in the SegaInterSettle (“SIS”) system will run from May 27, 2008 to 12:00 noon (Swiss time) on June 12, 2008. Holders of rights are advised to seek and follow instructions from their custodian bank or broker in relation to the proper and timely exercise or sale of rights. Rights held in the DTC system or in the SIS system and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will expire and become null and void without compensation.

The rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or direct registration statements (“DRSs”) deposited with BNY Mellon Shareowner Services will run from May 27, 2008 to 5:00 p.m. (New York time) on June 5, 2008. The rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register will run from May 27, 2008 to 5:00 p.m. (Swiss time) on June 5, 2008. Rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will be sold on behalf of the relevant shareholder.

Rights held in the DTC system or issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs deposited with BNY Mellon Shareowner Services must be exercised via payment of USD 22.43 per new ordinary share subscribed, which represents an excess of 10% over the U.S. dollar equivalent of the Swiss franc-denominated subscription price of CHF 21.00 per new ordinary share on May 21, 2008. Such rights may not be exercised via payment of the Swiss franc-denominated subscription price of CHF 21.00 per new ordinary share. If, on the date that BNY Mellon Shareowner Services pays the Swiss franc-denominated subscription price to UBS, the U.S. dollar equivalent of the Swiss franc-denominated subscription price is less than USD 22.43 per new ordinary share subscribed, then BNY Mellon Shareowner Services will return any excess to the holder. If, on the date that BNY Mellon Shareowner Services pays the Swiss franc-denominated subscription price to UBS, the U.S. dollar equivalent of the Swiss franc-denominated subscription price is more than USD 22.43 per new ordinary share subscribed, then BNY Mellon Shareowner Services will send due bills to the relevant holder for the shortfall and shall hold the new ordinary shares subscribed for in escrow pending receipt of such shortfall from the relevant holder. See “Description of the Offering—BNY Mellon Conversion Facility.”

The exercise of rights is irrevocable and may not be withdrawn, cancelled or modified.

UBS AG is acting as principal subscription agent.

Global Offering	New ordinary shares for which rights have not been validly exercised prior to the end of the applicable rights exercise period may be sold on behalf of the managers in a global offering and/or in open-market transactions.

Underwriting Agreement	We have entered into an underwriting agreement, dated April 1, 2008, with a group of managers. The managers consist of J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas, Goldman Sachs International, Credit Suisse, Deutsche Bank AG, London Branch, Zürcher Kantonalbank, ABN AMRO Bank N.V., Banca IMI, BANCO BILBAO VIZCAYA ARGENTARIA, S.A., CALYON, Dresdner Bank AG, London Branch, Fortis Bank (Nederland) N.V., Fox-Pitt, Kelton Limited, HSBC Bank plc, ING Bank N.V., Lazard Frères Banque and NATIXIS acting severally but not jointly, directly or through their affiliates under the name of Lazard-NATIXIS, Lloyds TSB Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., National Bank of Greece S.A. and NBG International Limited, Santander Investment, S.A. and UniCredit (Bayerische Hypo- und Vereinsbank AG). Subject to the satisfaction of certain conditions, these managers have agreed to fully underwrite the new ordinary shares.

Our business group, UBS Investment Bank, will act as a joint global coordinator and joint bookrunner together with J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc. BNP Paribas and Goldman Sachs International also will act as joint bookrunners.

Existing Shares Held in Treasury	As of March 31, 2008, we directly or indirectly held a total of 101,448,832 treasury shares. Such shares are held to hedge awards granted under the employee equity compensation plans, including employee options. Additionally, we hold ordinary shares for market-making and hedging purposes. Treasury shares will be allocated rights in the rights offering. We, directly or indirectly, intend to exercise and/or sell the rights allocated to such ordinary shares. Ordinary shares owned by employees are treated like those of other shareholders and will be allocated rights in the rights offering. Employee rights for future delivery of ordinary shares and employee options over ordinary shares will not be entitled to participate in the offering.

Treatment of New Ordinary Shares for Which Rights Have Not Been Validly Exercised	New ordinary shares for which rights have not been validly exercised prior to the expiration of the rights exercise periods may be sold by the joint bookrunners in their sole discretion either in the global offering or in open market transactions, subject to applicable selling and transfer restrictions.

Any proceeds from such sales, after deduction of the Swiss Federal issuance stamp tax (Emissionsabgabe), if any, applicable commissions and certain costs and expenses, will be for our benefit.

Joint Global Coordinators and Joint Bookrunners	UBS AG acting through our business group UBS Investment Bank, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc.

Joint Bookrunners	BNP Paribas and Goldman Sachs International.

Lock-up	On April 1, 2008, we entered into an underwriting agreement with the managers in which we agreed, subject to certain exceptions, that for a period ending 180 days after the closing date, we will not directly or indirectly issue, sell, offer or otherwise dispose of any ordinary shares or other securities convertible or exchangeable into ordinary shares or representing rights to subscribe for ordinary shares or enter into a transaction with similar economic effect (excluding the issuance of any hybrid debt securities), without the prior written consent of J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc, which consent shall not be unreasonably withheld or delayed.

Stock Exchange Admission	We have applied or will apply to list the new ordinary shares on the “EU-compatible” segment of the SWX Swiss Exchange (and for admission to trading on the EU-regulated market segment of SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange. We expect the listings to become effective on or before June 12, 2008. The first trading day for the new ordinary shares is scheduled to be on June 13, 2008.

Use of proceeds	We intend to use the net proceeds from the rights offering for general corporate purposes, including without limitation investment in, and funding of, our operations and subsidiaries, to advance our strategic objectives and strengthen our competitive position.

Delivery, Payment and Certification	Delivery of the ordinary shares is expected to take place on or about June 17, 2008, or on such other date as the joint global coordinators may determine. Delivery against payment will take place through the SIS clearing system.

Other than with respect to shareholders who hold their existing ordinary shares in the form of physical share certificates (Heimverwahrer) that are recorded in the Swiss share register, the new ordinary shares will not be in certificated form. Shareholders are entitled to request printing and delivery of physical share certificates for their respective ordinary shares (aufgeschobener Titeldruck).

International Securities Identification Numbers (ISIN)	Ordinary shares: CH0024899483 Rights: CH0039913899

Swiss Securities Numbers (Valorennummern)	Ordinary shares: 2.489.948 Rights: 3.991.389

CUSIPs	Ordinary shares: H89231338 Rights: H8929J150

Ticker Symbols	Ordinary shares: “UBSN” (SWX Swiss Exchange) “UBS” (New York Stock Exchange) “8657” (Tokyo Stock Exchange) Rights: “UBSN2” (SWX Swiss Exchange) “UBSRT” (New York Stock Exchange)

OTHER MATERIAL INFORMATION CONCERNING THE ISSUER

Legal name, structure, formation, registered offices

Our legal and commercial name is UBS AG. We were formed on June 29, 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS AG. We are incorporated and domiciled in Switzerland and operate under Swiss company law as an Aktiengesellschaft pursuant to Articles 620 et seq. of the Swiss Code of Obligations, a corporation that has issued shares to its shareholders.

The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44- 234 1111; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 2020.

Board of Directors, Group Executive Board and auditors

Our Board of Directors presently consists of twelve members: Peter Kurer, Stephan Haeringer, Ernesto Bertarelli, Gabrielle Kaufmann-Kohler, Sergio Marchionne, Dr. Rolf A. Meyer, Dr. Helmut Panke, David H. Sidwell, Peter Spuhler, Peter R. Voser, Lawrence A. Weinbach and Joerg Wolle.

Our Group Executive Board presently consists of eleven members: Marcel Rohner, John A. Fraser, Marten Hoekstra, Jerker Johansson, Joe Scoby, Walter Stuerzinger, Marco Suter, Rory Tapner, Raoul Weil, Alexander Wilmot-Sitwell and Robert Wolf.

The members of the Group Executive Board and the Board of Directors may be contacted at UBS AG, Bahnhofstrasse 45, CH-8001 Zurich, Switzerland.

On April 23, 2008, the annual general meeting re-elected Ernst & Young Ltd., Aeschengraben 9, CH-4002 Basel, Switzerland, as the Group and statutory auditor for a further one-year term. Ernst & Young Ltd., Basel, Switzerland, is a member of the Swiss Institute of Certified Accountants and Tax Consultants based in Zurich, Switzerland.

SHARE CAPITAL

As of the date of this prospectus supplement, the share capital of UBS AG shown in the commercial registers of the Cantons of Zurich and Basel City is CHF 217,224,609.80 divided into 2,172,246,098 registered shares with a par value of CHF 0.10 each. From December 31, 2007 to May 19, 2008, we issued an additional 25,848 fully-paid shares out of our conditional capital upon the exercise of options granted to employees under our option-based participation plans. Our authorized share capital is CHF 500,124.60, corresponding to 5,001,246 shares. The total conditional share capital is CHF 42,788,863.40, corresponding to a maximum of 427,888,634 shares.

Each ordinary share carries one vote. Voting rights may, however, only be exercised if the holder is recorded in our share register with voting rights, which requires that a holder expressly declare having acquired his ordinary shares in his own name and for his own account.

On March 31, 2008, 1,170,699,875 ordinary shares carried voting rights, 162,836,121 ordinary shares were entered in the share register without voting rights, and the holders of 740,031,256 ordinary shares were not registered.

All ordinary shares then issued were fully paid up, and 2,073,567,252 ordinary shares were entitled to dividends. UBS AG has not issued any preference shares (Vorzugsaktien), participation certificates (Partizipationsscheine) or bonus certificates (Genussscheine).

RISK FACTORS

We are exposed to a number of risks that could individually or collectively have a material adverse effect on our financial condition and results of operations. The following is a summary of these risks.

Risks related to the current market crisis:

➢	We continue to hold positions exposed to the United States residential mortgage market and may record additional losses relating to such exposures

➢	We rely on credit protection from third parties, including monoline insurers, that may not be effective

➢	We hold positions in other asset classes that have been or might be negatively affected by the current market crisis

Risk factors related to our business activity:

➢	Performance in the financial services industry depends on the economic climate—negative developments can adversely affect our business activities

➢	Due to our sizeable trading inventory, trading activities and the counterparty credit risks in many of our businesses, we are dependent upon our risk management and control processes to avoid or limit potential losses

➢	The valuation of certain assets, including many of the positions related to the United States residential mortgage market, rely on models. For some or all of the inputs to these models there is no observable source

➢	Credit ratings and liquidity and funding management are critical to our ongoing performance

➢	Our capital strength is important to support our client franchise

➢	Operational risks may affect our business

➢	Legal claims and regulatory risks arise in the conduct of our business

➢	We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

➢	Our reputation is key to our business

➢	Our global presence exposes the bank to other risks, including currency fluctuations

Risks associated with the offering:

➢	The shareholders’ resolution approving the share capital increase may be challenged

➢	A shareholder’s failure to validly exercise his or her rights held in the DTC system or in the SIS system by the end of the applicable exercise period will result in such rights becoming null and void without compensation and any shareholder failing to exercise all of his or her rights, however held, will suffer dilution of his or her percentage ownership of ordinary shares

➢	The price of ordinary shares could prove to be volatile

➢	If the offering does not take place, our capital ratios, credit ratings and funding costs could be adversely affected, and the price of the ordinary shares could drop sharply. In either case, the rights could become worthless

➢	There is no certainty that trading in the rights will develop, and the rights may be subject to more intense price fluctuations than the ordinary shares

➢	The offering may not proceed after the rights have commenced trading on SWX Europe and the New York Stock Exchange

➢	The capital increase in connection with the offering may not occur when anticipated; as a result, shareholders may not be able to begin trading the new ordinary shares on the expected date

➢	Certain shareholders may not be able to participate in future equity offerings with subscription rights

➢	It may be difficult for investors outside Switzerland to serve process on or enforce foreign judgments against us in connection with the offering

Risk Factors

An investment in the rights or the ordinary shares will entail risks, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the other information set forth in or incorporated by reference into this prospectus supplement before deciding whether an investment in the rights or ordinary shares is suitable for you. Any of these risks could have a material adverse effect on our business activities, financial condition, results of operations and prospects. The market price of ordinary shares could decline due to any of these risks. Additional risks of which we are not presently aware could also affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects. In addition, the business of a multinational, broad-based financial services firm such as UBS is inherently exposed to risks that only become apparent with the benefit of hindsight. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

RISKS RELATED TO THE CURRENT MARKET CRISIS

UBS, like many other financial market participants, was severely affected by the progressive market dislocation during recent periods. The deterioration of the U.S. residential mortgage market has been more sudden and severe than any such event in recent market history. As a result, the securitized markets have become illiquid and our positions, including securities that had been assigned high credit ratings, have lost substantial value. During 2007, we recorded approximately CHF 21.3 billion in losses and writedowns on U.S. real estate and related structured credit positions. During the first quarter of 2008, conditions for positions related to U.S. residential mortgages further deteriorated. Losses and writedowns on these and other positions with a significant impact on net trading income resulted in an additional CHF 19.5 billion in losses and writedowns recorded by UBS on such positions during the period.

We continue to hold positions exposed to the United States residential mortgage market and may record additional losses relating to such exposures

The values of all the assets we hold on our own account depend on the development of market conditions and the overall economic environment, as well as factors affecting particular assets. We still hold sizeable positions related to the U.S. residential mortgage market (including subprime, Alt-A and prime), in particular residential mortgage-backed securities (“RMBSs”) and super senior tranches of collateralized debt obligations (“CDOs”) backed by RMBSs. While we continue to manage, trade and hedge these positions, individually and in portfolios (including those underlying reference-linked notes (“RLNs”)), the markets for most of these securities have so far remained illiquid and it is impossible to determine whether and how long current market conditions will persist, or whether they will further deteriorate.

We have incurred substantial losses (realized and mark-to-market) on our holdings of securities related to the U.S. residential mortgage market, including both subprime and Alt-A. We may record further realized losses upon the sale of any assets, or upon liquidation following a default under CDO structures to which we are exposed, and may record additional mark-to-market losses in the event of adverse developments specific to our positions (such as the deterioration of remittance data in underlying mortgage pools and the occurrence of default events). In addition, the value of our holdings has been and may be further reduced by various factors affecting the overall mortgage and real estate markets. These factors include deteriorating loss assumptions with respect to mortgage-related assets generally, even those assets that are not themselves experiencing difficulties, due to, among other things, higher levels of mortgage borrower defaults, the possible forced sale of inventories by other market participants or declines in other observable market data such as the ABX indices.

Risk Factors

We rely on credit protection from third parties, including monoline insurers, that may not be effective

Our business entails exposure to counterparty credit risk, including to monoline insurers and other providers of credit protection. Our credit exposure to the monoline sector arises from over-the-counter derivative contracts—mainly credit default swaps (“CDSs”) which are carried at fair value—in respect of mortgage related and “monoline-wrapped” securities. The fair value of these CDSs—and thus our exposure to the counterparties—depends on the valuation and the perceived credit risk of the instrument against which protection has been bought.

Towards the end of 2007, monoline insurers were adversely affected by their exposure to United States residential mortgage-linked products, and we recorded credit valuation adjustments on the claims against monoline counterparties. Monoline insurers faced even greater challenges during the first quarter of 2008, including, among other things, credit rating downgrades, the need to raise additional capital and the threat of regulatory action. If the financial condition of these counterparties or their perceived creditworthiness deteriorates further, we could record further credit valuation adjustments on the CDSs bought from monoline insurers.

We are also actively trading issued securities and derivatives of monolines, including CDSs, and the value of these contracts is subject to market volatility.

We hold positions in other asset classes that have been or might be negatively affected by the current market crisis

The ongoing market dislocation that began in 2007 has been progressively felt in asset classes beyond U.S. residential mortgages. In recent periods, we have recorded markdowns on other assets carried at fair value, including auction rate certificates (“ARCs”), leveraged underwriting commitments, commercial mortgages in the United States and non-U.S. mortgage and asset-backed securities. We have recorded and in the future could record further negative fair value adjustments on these assets and on other asset classes to which the effect of the crisis in the credit markets may spread. Such securities may also be wrapped by monoline insurers and therefore could incur losses if the difficulties in the monoline sector persist or increase. See “—We rely on credit protection from third parties, including monoline insurers, that may not be effective.”

As a sponsor of ARCs programs, we have provided liquidity to their auction processes. Due to the decreasing demand for ARC securities in light of recent market concerns about the financial status of monoline insurers and the continued deterioration of credit markets, our inventory in these securities has increased and is subject to valuation uncertainties. During first quarter 2008, our exposure to ARCs increased from approximately CHF 6 billion to a total of approximately CHF 11 billion.

We are also exposed to the risk of losses and writedowns on our leveraged underwriting commitments. Our losses on these commitments have been comparatively modest to date, partly due to the fact that more than half of our commitments were entered into after the July 2007 market dislocation and generally have pricing terms and covenant and credit protections that may be more favorable to underwriters and investors than those entered into in the first half of 2007.

We also hold positions related to real estate markets in countries other than the United States on which we could suffer losses. These include exposures to non-U.S. residential and commercial real estate and mortgages and non-U.S. asset-backed securities programs. We have recorded losses on such positions in 2007 and first quarter 2008, but markdowns and losses could increase in the future.

We are also exposed to risk when we provide financing against affected asset classes, such as in our prime brokerage, reverse repo and lombard lending activities.

Risk Factors

RISK FACTORS RELATED TO OUR BUSINESS ACTIVITY

Performance in the financial services industry depends on the economic climate — negative developments can adversely affect our business activities

The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in recent periods) can negatively affect our revenues, and we may be unable to immediately adjust all our costs to the resulting deterioration in market or business conditions.

A market downturn can be precipitated by geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As our presence and business in emerging markets increases, we become more exposed to these risks.

Adverse and extreme developments of this kind have affected our businesses in a number of ways, and may continue to have further adverse effect on our businesses:

➢	a general reduction in business activity and market volumes affects fees, commissions and margins from market-making and customer-driven transactions and activities;

➢	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;

➢	reduced market liquidity limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

➢	assets we hold for our own account as investments or trading positions could continue to fall in value;

➢	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and

➢	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in—or prevented from—managing our risks.

The developments mentioned above can affect the performance of both the Group and its business units. As such, there is a risk that the carrying value of goodwill of a business unit might suffer impairments.

Due to our sizeable trading inventory, trading activities and the counterparty credit risks in many of our businesses, we are dependent upon our risk management and control processes to avoid or limit potential losses

Risk-taking is a major part of the business of a financial services firm. We derive a substantial part of our revenues from market-making and proprietary trading in cash and derivatives markets. Credit is an integral part of many of our retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions.

Changes in interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable but, to be successful over time, we must balance the risks we take with the returns we generate. We must therefore diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they

Risk Factors

might develop under more extreme (“stressed”) conditions, when concentrations of exposure can lead to severe losses.

As seen in recent periods, we are not always able to prevent losses arising from extreme or sudden market dislocations that are not anticipated by our risk measures and systems and affect sizeable inventory positions and therefore lead to serious losses. Value at Risk (“VaR”), a statistical measure for market risk, is derived from historical market data, and thus, by definition, could not have predicted the losses seen in the stressed conditions in recent periods. Moreover, stress loss and concentration controls, and the dimensions in which we aggregated risk to identify potentially highly correlated exposures, proved to be inadequate.

We are taking steps to strengthen our risk management and risk control frameworks in the affected areas, but we could suffer further losses in future if:

➢	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

➢	our assessment of the risks identified, or our response to negative trends, proves to be inadequate or incorrect;

➢	markets move in ways that are unexpected—in terms of their speed, direction, severity or correlation—and our ability to manage risks in the resultant environment is therefore restricted;

➢	third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models and we accordingly suffer defaults and impairments beyond the level implied by our risk assessment; and

➢	collateral or other security provided by our counterparties proves inadequate to cover our obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses. Our performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.

If we decided to support a Global Asset Management fund or another investment sponsored by us it might, depending on the facts and circumstances, present risks that could increase to material levels. We do not currently foresee the likelihood of material losses as a result, but the possibility cannot be definitively ruled out.

Investment positions—such as equity holdings made as a part of strategic initiatives, for revenue generation, held in support of our business activities, and seed investments made at the inception of funds managed by us—may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions may have a negative impact on our earnings.

The valuation of certain assets, including many of the positions related to the U.S. residential mortgage market, rely on models. For some or all of the inputs to these models there is no observable source

Where possible, we mark our assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments linked to the U.S. residential mortgage market and we apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other

Risk Factors

observable market data. For positions for which some or all of the reference data is not observable or has limited observability, we use valuation models with non-market observable inputs. These positions include super senior RMBS CDO tranches related to the U.S. residential mortgage market. There is no single market standard for valuation models in this area. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We are obliged to regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price—this includes factoring in current market conditions. Judgment is an important component of this process, and we carefully consider whether the assumptions and inputs of our models remain appropriate to establish a fair value for the instrument. Changes in model inputs or in the models themselves could have a material impact on our financial results.

Credit ratings and liquidity and funding management are critical to our ongoing performance

On April 1, 2008, following our announcement of additional substantial writedowns and our expected first quarter losses, Standard & Poor’s, Moody’s Investors Service and Fitch Ratings all lowered their UBS credit ratings. Standard & Poor’s and Fitch have kept UBS on negative outlook, while Moody’s put UBS under review for a further downgrade. A further reduction in our credit ratings could increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and reduce our access to capital markets. The recent ratings downgrades have resulted, and additional reductions in our credit ratings could result, in us having to make additional cash payments or post additional collateral. These events may increase our need for funding to ensure that we will always have sufficient liquidity to meet liabilities when due, while reducing our ability to obtain such funding. Our credit ratings also have an impact on the performance of our businesses. Along with our capital strength and reputation, both of which are described in greater detail in the risk factors below, our credit ratings contribute to maintaining client and counterparty confidence in us.

Liquidity is essential to our business. A substantial part of our liquidity and funding requirement is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable but may change in the future due, among other things, to general market disruptions. Any such change could occur quickly and without notice. If such a change were to occur, we could be forced to liquidate assets, in particular from our trading portfolio, to meet maturing liabilities or deposit withdrawals. We might be forced to sell assets at discounts that could adversely affect our profitability and our business franchises.

During 2007, in anticipation of an extended period of market turbulence, several measures were taken to further strengthen our liquidity position. Our credit spreads also increased substantially, in line with the general trend for the financial services industry. If these trends continue, or if we maintain substantially elevated levels of liquidity for an extended period of time, the combination of an increase in our borrowing costs and lower margins could have an adverse impact on our profitability.

Our capital strength is important to support our client franchise

Our capital position measured by the BIS capital ratios is and has traditionally been strong, both in absolute terms and relative to our competitors. Capital ratios are determined by (1) risk-weighted assets (“RWA”) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (2) eligible capital.

Both RWAs and eligible capital are subject to change. Eligible capital, for example, could experience a reduction in case of financial losses, acquisition of treasury shares, acquired goodwill or as a result of foreign exchange movements. RWAs, on the other hand, will be driven by our business activities and by changes in the risk profile of these assets. They could furthermore be subject to a change in regulatory

Risk Factors

requirements or the interpretation thereof. For instance, substantial market volatility, a widening of credit spreads (the major driver of our VaR), a change in the regulatory treatment of certain positions (including, but not limited to, the definitions of assets allocated to the trading or the banking books), stronger foreign currencies, increased counter-party risk or a further deterioration in the economic environment could result in a rise in risk-weighted assets or a change in capital requirements and thereby potentially reduce our capital ratios.

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, in addition to being subject to the many different legal and regulatory regimes of these countries. Our operational risk management and control systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection, are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, we could suffer operational failures that might result in losses.

Legal claims and regulatory risks arise in the conduct of our business

In the ordinary course of our business, we are subject to regulatory oversight and liability risk. We are also involved in a variety of other claims, disputes, legal proceedings and government investigations in jurisdictions where we are active, including the United States and Switzerland. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business. Currently, we are responding to a number of government inquiries and investigations, and are involved in a number of litigations and disputes, related to the subprime crisis, subprime securities, and structured transactions involving subprime securities. These matters concern, among other things, our valuations, disclosures, write-downs, underwriting and contractual obligations.

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions comparable to us in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase in the future.

Our competitive strength and market position could be eroded if the firm is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies or is unable to attract or retain the qualified people needed to carry them out.

In particular, the efforts required to address the current market crisis and related challenges might diminish the attention we devote to managing other risks including those arising from our competitive environment. The changes recently introduced with regard to our balance sheet management, funding framework and risk management and control, as well as the repositioning of the fixed income, currencies and commodities business, are likely to reduce the revenue contribution of certain activities that require substantial funding or focus on proprietary trading.

Despite the losses incurred in recent periods, we seek to reward our employees appropriately based on competitive compensation schemes. Given the competitiveness of the financial industry, however, the

Risk Factors

possibility cannot be excluded that key employees will be attracted by competitors and decide to leave UBS, or that we may be less successful in attracting qualified employees.

Our reputation is key to our business

Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged, for instance, by misconduct by our employees, by activities of business partners over which we have limited or no control, by severe or prolonged financial losses or by uncertainty about our financial soundness and our reliability. This could result in client attrition in different parts of our business and could negatively impact our financial performance. Maintaining our reputation and addressing adverse reputational developments are therefore key factors in our risk management efforts.

Our global presence exposes the bank to other risks, including currency fluctuations

We operate in more than 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal, tax and regulatory regimes.

Our ability to execute our global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain the necessary licenses to operate in a local market. Changes in local tax laws or regulations may affect the ability or the willingness of our clients to do business with us, or the viability of our strategies and business model.

In our financial accounts, we accrue taxes but the final effect of taxes on earnings is only determined after completion of tax audits (which might take a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could have a material impact on taxes paid by us and cause the amount of taxes ultimately paid by us to differ from the amount accrued.

Because we prepare our accounts in Swiss francs, while a substantial part of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar income represents the major part of our non-Swiss franc income), have an effect on our reported income and shareholders’ equity.

RISKS ASSOCIATED WITH THE OFFERING

The shareholders’ resolution approving the share capital increase may be challenged

The offering is based upon the resolution approving the ordinary share capital increase taken by our shareholders at the annual general meeting held on April 23, 2008. As with all resolutions of shareholders of Swiss corporations, this resolution is subject to a possible challenge pursuant to Articles 706 and 706a of the Swiss Code of Obligations. In connection with such a challenge, the registration of the ordinary share capital increase in the commercial registers of the Cantons Zurich and Basel-City may be blocked, thereby preventing the completion of the offering.

A shareholder’s failure to validly exercise his or her rights held in the DTC system or in the SIS system by the end of the applicable exercise period will result in such rights becoming null and void without compensation and any shareholder failing to exercise all of his or her rights, however held, will suffer dilution of his or her percentage ownership of ordinary shares

If a shareholder does not validly exercise his or her rights held in the DTC system or in the SIS system by the end of the applicable exercise period, such rights, including rights in excess of the nearest integral multiple of the subscription ratio, will become null and void without compensation. Holders of rights

Risk Factors

held in the DTC system may subscribe for new ordinary shares by exercising the rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (New York time) on June 10, 2008. Holders of rights held in the SIS system may subscribe for new ordinary shares by exercising the rights, at the subscription ratio stated above, from May 27, 2008 to 12:00 noon (Swiss time) on June 12, 2008.

If a shareholder does not validly exercise his or her rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs by the end of the applicable exercise period, such rights, including rights in excess of the nearest integral multiple of the subscription ratio, will be sold on behalf of the relevant shareholder. Holders of rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs deposited with BNY Mellon Shareowner Services may subscribe for new ordinary shares by exercising the rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (New York time) on June 5, 2008. Holders of rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register may subscribe for new ordinary shares by exercising the rights, at the subscription ratio stated above, from May 27, 2008 to 5:00 p.m. (Swiss time) on June 5, 2008.

To the extent that any shareholder does not validly exercise his or her rights, however held, to subscribe for new ordinary shares, his or her proportionate ownership and voting interest in UBS AG will be reduced, and the percentage of UBS AG’s share capital represented by the shares such shareholder held prior to the offering will, after the offering, also be reduced accordingly. We will receive the net proceeds of any sale of ordinary shares in respect of which any shareholder does not validly exercise his or her rights, including any difference between the selling price of these shares and the subscription price of CHF 21.00 per share.

The price of ordinary shares could prove to be volatile

During and after this offering, the price of ordinary shares could be subject to substantial price volatility due to fluctuations in UBS AG’s actual or forecast operating results, changes in profit forecasts or the inability to fulfill the profit expectations of securities analysts, the general economic environment, and other factors. General fluctuations in the price of stocks, particularly those of competitors, could put price pressure on our ordinary shares without this having been caused by our business or earnings outlook.

If the offering does not take place, our capital ratios, credit ratings and funding costs could be adversely affected, and the price of the ordinary shares could drop sharply. In either case, the rights could become worthless

The new ordinary shares are underwritten by the managers based on an underwriting agreement from which the managers can withdraw under certain circumstances. If the underwriting agreement is terminated, the offering will be cancelled, and UBS AG will not receive the approximately CHF 15.54 billion in net proceeds expected to be generated by the offering. This would result in our Tier 1 capital ratio remaining below the level that UBS AG considers advisable for the development of our business. UBS AG considers a BIS Tier 1 capital ratio of between 11% and 12% to be advisable in order to allow us to develop our business in the future. The impact on our credit rating and on our funding costs of any failure to receive the net proceeds of this offering is uncertain, but would most likely be negative. Any of these developments would likely have an adverse effect on the price of the ordinary shares.

In addition, if the offering is cancelled, the rights will expire without compensation and become worthless. Investors who have acquired rights on the secondary market will then bear a corresponding loss, because trading in rights cannot be reversed if the offering is terminated.

Risk Factors

Moreover, the value of the rights materially depends on the price of the ordinary shares. A considerable drop in the price of the ordinary shares can therefore adversely affect the value of the rights and render them worthless. In such an event, investors who have acquired rights in the secondary market will bear a corresponding loss.

There is no certainty that trading in the rights will develop, and the rights may be subject to more intense price fluctuations than the ordinary shares

We intend the rights to be traded on SWX Europe and admitted to trading on the New York Stock Exchange during the period from May 27, 2008 to June 9, 2008. There is no plan to apply for admission of the rights to trading on any other stock exchange. It cannot be guaranteed that active trading in the rights will develop on either SWX Europe or the New York Stock Exchange during this period or that significant liquidity will be available during the period of trading in rights. The stock exchange price of the rights depends on a variety of factors, including the performance of our share price, but may also be subject to significantly greater price fluctuations than ordinary shares.

The offering may not proceed after the rights have commenced trading on SWX Europe and the New York Stock Exchange

As is customary for offerings of this type, the completion of the offering is subject to the satisfaction of certain conditions set forth in the underwriting agreement. If one or more of the conditions is not satisfied, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas and Goldman Sachs International, acting on behalf of the managers, may terminate the offering. In such event, holders of rights who have acquired such rights in the secondary market may not be able to unwind such transactions and may suffer a loss without any compensation.

The capital increase in connection with the offering may not occur when anticipated; as a result, shareholders may not be able to begin trading the new ordinary shares on the expected date

Although the resolution of the annual general meeting to increase our share capital is scheduled to be registered with the commercial registers of the Cantons Zurich and Basel-City on June 12, 2008, such registration may, despite our efforts and for reasons beyond our control, fail to take place in time to enable the new ordinary shares to be traded commencing on or about June 13, 2008.

Certain shareholders may not be able to participate in future equity offerings with subscription rights

Swiss corporate law provides for subscription rights to be granted to our existing shareholders unless such rights have been duly excluded by shareholder resolution or otherwise. Shareholders in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Shareholders in these jurisdictions may suffer dilution of their shareholding should they not be permitted to participate in future equity offerings with subscription rights.

It may be difficult for investors outside Switzerland to serve process on or enforce foreign judgments against us in connection with the offering

UBS AG is incorporated in Switzerland. As a result it may be difficult for investors outside Switzerland to serve process on or enforce foreign judgments against UBS AG in connection with the offering.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus supplement contains or incorporates statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, including, but not limited to, statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:

➢	the extent and nature of future developments in the U.S. subprime market and in other market segments that have been affected by the current market crisis;

➢	other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis;

➢	the impact of these developments on other markets and asset classes;

➢	changes in internal risk control and in the regulatory capital treatment of our positions, in particular those affected by the current market crisis;

➢	limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally;

➢	developments relating to our access to capital and funding, including any changes in our credit ratings;

➢	changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate;

➢	management changes and changes to the structure of our business groups;

➢	the occurrence of operational failures, such as fraud, unauthorized trading and systems failures;

➢	legislative, governmental and regulatory developments;

➢	competitive pressures;

➢	technological developments; and

➢	the impact of all such future developments on positions held by us, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios.

You should also consider other risks and uncertainties discussed in the documents that are incorporated by reference into this prospectus supplement.

In addition, these results could depend on other factors that, as we have previously indicated, could adversely affect our business and financial performance which are contained in other parts of this prospectus supplement and in our past and future filings and reports, including those filed with the Securities and Exchange Commission. More detailed information about those factors is set forth elsewhere in Amendment No. 2 to our Annual Report on Form 20-F/A and in other documents furnished by us and other filings made by us with the Securities and Exchange Commission. We are not under any obligation to (and expressly disclaims any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events, or otherwise.

Presentation of Financial Information and Exchange Rates

UBS AG’s financial statements, which are incorporated by reference into this prospectus supplement, have been prepared in accordance with International Financial Reporting Standards and are denominated in Swiss francs, or “CHF,” the legal tender of Switzerland.

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars or “USD,” per one Swiss franc. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On May 21, 2008 the noon buying rate was 1.00 USD per 1.0297 CHF.

	High	Low	Average rate(1)	At period end

	(CHF per 1 USD)

Year ended December 31,
2003	1.4181	1.2380	1.3374	1.2380
2004	1.3202	1.1138	1.2393	1.1412
2005	1.3255	1.1466	1.2507	1.3148
2006	1.3201	1.1911	1.2456	1.2195
2007	1.2534	1.1005	1.1943	1.1329

	High	Low

Month
October 2007	1.1852	1.1589
November 2007	1.1591	1.1005
December 2007	1.1567	1.1172
January 2008	1.1176	1.0845
February 2008	1.1074	1.0435
March 2008	1.0431	0.9860
April 2008	1.0422	0.9975
May 2008 (to May 21, 2008)	1.0583	1.0297

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

Limitations on Enforcement of U.S. Laws Against UBS AG,
Its Management and Others

UBS AG is a Swiss bank. Many of its directors and executive officers, including the majority of the persons who signed the registration statement of which the attached prospectus is a part, and certain experts named in the attached prospectus, are resident outside the United States, and all or a substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for you to serve legal process on UBS AG or its management or have any of them appear in a U.S. court. We have been advised by our internal counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely on the federal securities laws of the United States.

Capitalization of UBS

The following table shows our actual capitalization as of March 31, 2008 and our capitalization as of March 31, 2008 as adjusted for the receipt of net proceeds of the offering, as described under “Reasons for the Offering; Use of Proceeds and Expenses—Use of Proceeds.”

The information in the following table is derived from the unaudited consolidated financial statements of UBS AG for the three months ended March 31, 2008 prepared in accordance with International Financial Reporting Standards and incorporated by reference into this prospectus supplement. This table should be read together with such unaudited consolidated interim financial statements and the notes thereto. The adjusted figures in the table below have been prepared for illustrative purposes only assuming that the rights offering is fully subscribed at the subscription price, and do not necessarily give a true picture of our financial condition following the offering.

	As of March 31, 2008
	Actual	Adjusted	Adjusted

	(unaudited)	(unaudited)	(unaudited)
	(CHF million, except for number of shares)		(USD million,
			except for number
			of shares)

Capitalization	409,271	424,810	428,192
Liabilities	2,208,323	2,208,323	2,225,908
Thereof long-term debt	184,876	184,876	186,348
Thereof subordinated debt	15,640	15,640	15,765
Thereof guaranteed debt	0	0	0
Thereof secured debt	0	0	0
Thereof short-term debt	201,699	201,699	203,305
Thereof subordinated debt	0	0	0
Thereof guaranteed debt	0	0	0
Thereof secured debt	0	0	0
			0
Contingent liabilities	20,300	20,300	20,462
Equity	16,386	31,925	32,179
Share capital	207	283	285
Share premium	3,327	18,790	18,940
Net income recognized directly in equity, net of tax	(3,552)	(3,552)	(3,580)
Revaluation reserve from step acquisitions, net of tax	38	38	38
Retained earnings	22,604	22,604	22,784
Equity classified as obligation to purchase own shares	(94)	(94)	(95)
Treasury shares	(6,144)	(6,144)	(6,193)
Equity attributable to UBS shareholders	16,386	31,925	32,179
Equity attributable to minority interests	6,310	6,310	6,360
Total Equity	22,696	38,235	38,539
Number of shares of UBS AG	2,073,567,252	2,833,862,433	2,833,862,433
Number of treasury shares directly or indirectly held by UBS AG	101,448,832	101,448,832	101,448,832

Swiss franc amounts have been translated into U.S. dollars based on an exchange rate of USD 1.00 per CHF 0.9921, the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008.

Reasons for the Offering; Use of Proceeds and Expenses

2007 and the first three months of 2008 were very difficult for UBS, with the sudden and unprecedented collapse in the market for U.S. mortgage-related assets impacting UBS far worse than anticipated. Since the middle of 2007, we have concentrated on the immediate challenge of risk managing our exposure relating to the U.S. real estate market, and on drawing the appropriate lessons for the firm as a whole. As a result, we have substantially reduced our U.S. real estate-related positions through both valuation adjustments and significant disposals. In 2007 and first quarter 2008, we recorded significant writedowns and losses on such positions.

In response to these developments we have taken a number of capital improvement measures to maintain our position as one of the world’s strongest and best capitalized banks based on publicly available competitor data. These measures include:

➢	the issuance of mandatory convertible notes of CHF 13 billion to two long-term financial investors—the Government of Singapore Investment Corporation Pte. Ltd. subscribed for CHF 11 billion and an investor from the Middle East subscribed for CHF 2 billion—approved at the extraordinary general meeting on February 27, 2008;

➢	the replacement of the cash dividend in 2008 with a stock dividend;

➢	the rededication of treasury shares previously bought for cancellation;

➢	the issuance on April 11, 2008 of EUR 1 billion of perpetual preferred securities that qualify as non-innovative Tier 1 capital; and

➢	this offering, which implements the capital increase approved by our shareholders at the annual general meeting on April 23, 2008.

In addition, we are taking steps to reduce our risk-weighted assets and on May 21, 2008 announced that we had sold to a newly created distressed asset fund that will be managed by BlackRock positions consisting primarily of subprime and Alt-A U.S. residential mortgage-backed securities for an aggregate sale price of approximately USD 15 billion. The fund purchased the securities using approximately USD 3.75 billion in equity raised by BlackRock from investors and a multi-year collateralized term loan of approximately USD 11.25 billion provided by UBS.

We believe that this series of measures will deal effectively with our real estate exposures and allow us to focus on strengthening our core operations. With these measures—together with our strong client focus, our presence in fast-growing markets, our leading market positions, our sustainable client-driven revenue streams and our “one-firm” approach—we believe that we will have created the basis to weather one of the most difficult periods in the history of the industry and to allow us to return to sustainable value creation over time.

USE OF PROCEEDS

Assuming all of the new ordinary shares are subscribed for at the subscription price of CHF 21.00 per new ordinary share, the gross proceeds of the offering are expected to be approximately CHF 15.97 billion. On the same basis, the net proceeds of the offering are expected to be approximately CHF 15.54 billion after deduction of commissions, fees (including any incentive fee payable at our sole discretion), Swiss Federal issuance stamp tax (Emissionsabgabe) and estimated expenses of approximately CHF 427.5 million. We intend to use the net proceeds from the offering for general corporate purposes, including without limitation investment in, and funding of, our operations and subsidiaries, to advance our strategic objectives and strengthen our competitive position.

Reasons for the Offering; Use of Proceeds and Expenses

EXPENSES OF THE OFFERING

The following are the expenses, other than fees payable to the managers, expected to be incurred by us in connection with the issuance and distribution of the rights and the new ordinary shares.

Securities and Exchange Commission registration fee	CHF (1) 164,000
SWX Swiss Exchange listing fee	58,000
New York Stock Exchange listing fee	235,000
Printing expenses	935,000
Legal fees and expenses	5,300,000
Accounting fees and expenses	400,000
Stamp tax on newly issued shares	155,475,000
Miscellaneous	1,540,000

Total	164,107,000

(1)	Based on an exchange rate of USD 1.00 per CHF 1.0297, the Federal Reserve Bank of New York’s noon buying rate on May 21, 2008.

All amounts other than the Securities and Exchange Commission registration fee and the SWX Swiss Exchange listing fee are estimated.

Description of Ordinary Shares

The following description is a summary of certain information about our share capital and certain provisions of the articles of association of UBS AG and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). This summary does not purport to be exhaustive, and is subject to, and is qualified in its entirety by reference to, all the terms and conditions of the articles of association of UBS AG, which are filed as an exhibit to the registration statement of which the attached prospectus is a part. The status of this summary with respect to the articles of association of UBS AG and the statutory provisions is that as of the date of this prospectus supplement.

ORDINARY SHARES

Our ordinary shares are registered shares (Namenaktien) with a par value of CHF 0.10 each. Ordinary shares rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS, subscription rights in the event of a share issue (Bezugsrechte) and subscription rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).

SHARE CAPITAL

As of the date of this prospectus supplement, our share capital shown in the commercial registers of the Cantons of Zurich and Basel-City is CHF 217,224,609.80 divided into 2,172,246,098 fully paid and non-assessable shares. From December 31, 2007 to May 19, 2008, we issued an additional 25,848 fully paid shares out of our conditional capital upon the exercise of options granted to employees under our option-based participation plans. Shares issued out of conditional capital have to be recorded in the commercial registers within three months after the close of the financial year within which they were issued.

DEVELOPMENT OF THE SHARE CAPITAL

As of January 1, 2005 our share capital was CHF 901,486,541.60, divided into 1,126,858,177 registered shares with a nominal value of CHF 0.80 each.

Pursuant to a resolution adopted by the annual general meeting held on April 21, 2005, the share capital was reduced by CHF 31,948,075.20 to CHF 869,538,466.40 divided into 1,086,923,083 registered shares with a nominal value of CHF 0.80 each by canceling 39,935,094 such registered shares that had been repurchased by us in accordance with a share buy back program approved by the annual general meeting in 2004.

As of February 13, 2006 the registered share capital was adjusted to CHF 870,906,017.60 divided into 1,088,632,522 registered shares with a nominal value of CHF 0.80 each to reflect the issuance of 1,709,439 registered shares with a nominal value of CHF 0.80 each out of our conditional capital upon exercise of options granted to employees under our option-based participation plans.

At the annual general meeting held on April 19, 2006, three resolutions affecting our share capital were adopted. Pursuant to the first resolution, 37,100,000 registered shares with a nominal value of CHF 0.80 each were cancelled that had been repurchased by us in accordance with a share buy back program approved by the annual general meeting in 2005. Pursuant to the second resolution of the general meeting the par value of the registered shares was reduced to CHF 0.20 per registered share and the difference of CHF 0.60 per issued share was repaid to shareholders. Finally, the general meeting resolved that, upon completion of the capital reduction and the par value repayment, the par value of the remaining 2,103,065,044 registered shares should be split at a 1:2 ratio, i.e., from CHF 0.20 to CHF 0.10 per registered share. Implementation of these resolutions occurred by registration in the

Description of Ordinary Shares

commercial registers as of July 5, 2006, and ultimately resulted in a share capital of CHF 210,306,504.40 divided into 2,103,065,044 registered shares with a nominal value of CHF 0.10 each.

As of February 13, 2007 the registered share capital was adjusted to CHF 210,527,328.60 divided into 2,105,273,286 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 2,208,242 registered shares with a nominal value of CHF 0.10 each out of our conditional capital upon exercise of options granted to employees under our option-based participation plans.

Pursuant to a resolution adopted by the annual general meeting held on April 18, 2007, the share capital was reduced by CHF 3,302,000.00 to CHF 207,225,328.60 divided into 2,072,253,286 registered shares with a nominal value of CHF 0.10 each by canceling 33,020,000 such registered shares that had been repurchased by us in accordance with a share buy back program approved by the annual general meeting in 2006. The capital reduction was recorded in the commercial registers as of June 28, 2007.

As of February 5, 2008 the registered share capital was adjusted to CHF 207,354,734.40 divided into 2,073,547,344 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 1,294,058 registered shares with a nominal value of CHF 0.10 each out of our conditional capital upon exercise of options granted to employees under our option-based participation plans in the year 2007.

As of April 15, 2008 the registered share capital was adjusted to CHF 217,224,609.80 divided into 2,172,246,098 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 98,698,754 registered shares with a nominal value of CHF 0.10 each out of our authorized capital in order to create the shares required for the distribution of the stock dividend.

At the annual general meeting on April 23, 2008, UBS shareholders approved an increase of the share capital by a maximum amount of CHF 125,000,000 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10.

AUTHORIZED CAPITAL AND CONDITIONAL CAPITAL

Authorized capital

At the extraordinary general meeting on February 27, 2008, our shareholders approved the creation of authorized capital for a maximum amount of CHF 10,370,000.00 or 103,700,000 new ordinary shares.

As of April 15, 2008, 98,698,754 registered shares with a nominal value of CHF 0.10 each were issued out of our authorized capital in order to create the shares required for the distribution of the stock dividend. See “Distributions to Shareholders—Distributions to Shareholders in 2008.”

As of the date of this prospectus supplement, we have authorized capital in the amount of CHF 500,124.60.

Article 4b of the UBS AG articles of association provides as follows:

Article 4b—Authorized Capital
The Board of Directors shall be authorized, at any time until February 27, 2010, to increase the share capital by a maximum of CHF 500,124.60 through the issuance of a maximum of 5,001,246 fully paid registered shares with a par value of CHF 0.10 each. The shareholders shall be granted subscription rights for the acquisition of the new shares in proportion to their shareholdings. The Board of Directors shall be authorized to determine the particulars of the exercise of the subscription rights. Subscription rights that have not been exercised will be used as the Board of Directors determines to be in the interest of the Corporation. The Board of Directors is entitled to issue these shares in partial amounts. The Board of Directors shall

Description of Ordinary Shares

determine the date of issue of the new shares. The issue price of the new shares is CHF 0.10 and the contribution for the new shares shall be made by converting into share capital freely available reserves in a maximum amount of CHF 500,124.60. The new shares shall be entitled to dividends as from the financial year in which they are issued. The subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, are subject to the registration requirements set out in Article 5 of these Articles of Association.

Conditional capital

Conditional capital was created in 2000 in connection with the acquisition of PaineWebber Group Inc. to cover option rights granted by the PaineWebber Group to its employees. In addition, at the annual general meeting held on April 19, 2006, shareholders approved conditional capital in the amount of CHF 15,000,000 to be used for employee option grants. At the extraordinary general meeting held on February 27, 2008, shareholders approved conditional capital in the amount of CHF 27,775,000. See “—Convertible Bonds and Options.”

In 2007, options with respect to 1,288,354 ordinary shares were exercised under the PaineWebber option plans, and 4,718 options expired without being exercised. With respect to UBS employee stock option plans, 5,704 ordinary shares were issued out of conditional capital in 2007.

According to article 4a of the UBS AG articles of association, we currently have conditional capital in an aggregate amount of CHF 42,788,863.40, corresponding to a maximum of 427,888,634 shares. Of these shares 277,750,000 shares are available to satisfy the CHF 13 billion mandatory convertible notes described below and 150,138,134 shares are available for employee option plans.

Article 4a of the UBS AG articles of association provides as follows:

Article 4a—Conditional Capital

“Employee stock ownership plan of Paine Webber Group Inc., New York (“PaineWebber”)

1  The share capital will be increased, under exclusion of shareholders’ pre-emptive rights, by a maximum of CHF 14,433.80, corresponding to a maximum of 144,338 registered shares of CHF 0.10 par value each (which must be fully paid up) through the exercise of option rights granted to the employees of PaineWebber, which were rolled over according to the merger agreement of July 12, 2000. The subscription ratio, time limits and further details were determined by PaineWebber and taken over by UBS AG. The purchase of shares through the exercise of option rights as well as any subsequent transfer of the shares are subject to the registration restrictions set out in Article 5 of these Articles of Association.

Employee participation plan UBS AG

2  The share capital may be increased by a maximum of CHF 14,999,429.60 through the issuance of a maximum of 149,994,296 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its Compensation Committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.”

Description of Ordinary Shares

Mandatory Convertible Notes

3  The share capital will be increased by a maximum of CHF 27,775,000 through the issuance of a maximum of 277,750,000 fully paid registered shares with a par value of CHF 0.10 each upon voluntary or mandatory conversion of the 9% mandatory convertible notes due 2010 (“MCNs”) to be issued by the Corporation or one of its subsidiaries to one or several long-term financial investors. The conditions of the conversion rights under the MCNs shall be determined by the Board of Directors. The advance subscription right and the pre-emptive right of the shareholders shall be excluded in connection with the issuance of the MCNs and upon voluntary or mandatory conversion of the MCNs in favor of the MCN holders. The issue price of the registered shares to be issued upon voluntary or mandatory conversion of the MCNs will be determined by reference to the respective market price of the registered shares at the time of (i) the public announcement of the MCNs, (ii) the shareholders’ approval of this Article 4a para. 3, and (iii) the conversion of the MCNs. The voluntary or mandatory conversion of the MCNs is to occur within a period of two years after the issuance of the MCNs. The acquisition of shares upon voluntary or mandatory conversion of the MCNs as well as any subsequent transfer of the shares are subject to the registration requirements set out in Article 5 of these Articles of Association.”

CONVERTIBLE BONDS AND OPTIONS

Mandatory convertible notes

On February 27, 2008, the extraordinary general meeting approved the issuance of a maximum of 277,750,000 shares (corresponding to approximately 12.8% of the current share capital) to two long-term financial investors, Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East. The MCNs were issued on March 5, 2008. The share capital will be increased upon voluntary or mandatory conversion of the MCNs by March 2010. The future mandatory capital increase allowed the full proceeds of CHF 13 billion to be counted as Tier 1 capital for regulatory capital purposes for the first time in the first quarter of 2008.

MCNs are a special type of equity-linked security that will never be redeemed in cash but rather, upon maturity or early conversion, will automatically convert into ordinary shares. The number of shares to be delivered depends on the conversion price, and will vary according to the terms of the MCNs.

Through the lifetime of the MCNs, the holders will receive an annual coupon of 9% of the nominal value of the MCNs. This annual coupon reflects not only the cost of capital but also compensates the noteholders for bearing the risk of share price deterioration before conversion if the share price falls below the reference price described below, for the fact that MCN holders only participate in the benefit of an increasing share price once the share price exceeds 117% of the reference price, and for the fact that until conversion MCN holders will not receive any dividends on the underlying ordinary shares. The MCNs mature in March 2010 and contain market-standard provisions allowing early conversion at the option either of the holders or of UBS. The MCNs can be converted at the earliest after a period of six months has elapsed after their issuance and they will be mandatorily converted at the latest in March 2010.

As of the date of this prospectus supplement, the terms of the MCNs provide for the following conversion mechanism:

➢	The current reference price of the MCNs is CHF 51.48 and was determined as the average of (i) the closing price of the ordinary shares on SWX Europe on December 7, 2007 (i.e., the last trading day before we announced measures to strengthen our capital position), and (ii) the average of the three daily volume-weighted average prices on SWX Europe for the three days preceding the extraordinary general meeting on February 27, 2008, subject to a minimum reference price of CHF 51.48.

Description of Ordinary Shares

➢	At maturity, the total number of shares to be issued upon conversion of the MCNs would be determined as follows, depending on the then-prevailing market price of the ordinary shares:

-	If the share price at maturity were equal to or below the minimum conversion price, which is equal to the reference price of CHF 51.48, conversion would take place at the minimum conversion price. As a consequence, the maximum number of shares to be issued would currently be 252,525,253.

-	If the share price at maturity were equal to or above the maximum conversion price, which is equal to 117% of the reference price or CHF 60.23, conversion would take place at the maximum conversion price. As a consequence, the minimum number of shares to be issued would currently be 215,839,283.

-	If the share price at maturity were between the minimum and the maximum conversion price, conversion would take place at the then-prevailing market price.

➢	If either we or the holders of MCNs chose to convert the MCNs prior to maturity, the maximum conversion price (and hence the minimum number of shares) would be applied if conversion occurred at the request of the MCN holders, while the minimum conversion price (and hence the maximum number of shares) would be applied if conversion occurred at our request.

However, the MCNs contain standard market provisions for the adjustment of the conversion price if a dilutive event occurs between issuance of the MCNs and their maturity. The offering will qualify as a dilutive event under the terms of the MCNs and thus will cause the following adjustments to the conversion price:

➢	First, if the subscription price of the new ordinary shares is below 95% of the closing price of the ordinary shares on the day before the existing shares start trading ex-rights (expected to be May 26, 2008), the conversion price will have to be adjusted for the value of the rights granted to shareholders. As a result, both the minimum and the maximum conversion price will be adjusted downwards, which will result in a higher number of shares to be issued to the MCN holders upon conversion.

➢	Second, since the offering will result in proceeds in excess of CHF 5 billion and will occur at a subscription price below the minimum conversion price (currently CHF 51.48 per ordinary share), it will additionally trigger a reduction of the maximum conversion price under the terms of the MCNs. The maximum conversion price will be fixed at the level of the (adjusted) minimum conversion price, and the maximum conversion price will fall away. Thus, conversion of the MCNs will always occur based on the (adjusted) minimum conversion price (subject to further dilutive events prior to maturity of the MCNs), regardless of the market price of the ordinary shares prevailing upon maturity of the MCNs.

The final adjustments will be calculated based on the closing price of the ordinary shares on SWX Europe on the day before the existing shares commence trading ex-rights, expected to be May 26, 2008.

Employee options

As of March 31, 2008, employee options outstanding amounted to 225,005,163, of which a total of 125,391,786 were exercisable. We satisfy share delivery obligations under our option-based participation plans either by purchasing ordinary shares in the market on grant date or shortly thereafter or by issuing new ordinary shares out of conditional capital. Upon exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Description of Ordinary Shares

HYBRID TIER 1 CAPITAL

Hybrid Tier 1 instruments represent innovative and non-innovative perpetual instruments and accounted for approximately 19.7% of eligible Tier 1 capital on December 31, 2007. They are accounted for under minority interest in our equity. In 2007 we raised EUR 600 million in the form of preferred securities issued by UBS Capital Securities (Jersey) Ltd. The instrument bears a 7.152% coupon and is callable in 2017. As of December 31, 2007 we had issued in various currencies a total of CHF 6,387 million of such instruments. Hybrid Tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or subsidiaries and rank senior to ordinary shares in dissolution. Payments under the instruments are subject to our adherence to minimal capital ratios. Any payment missed is noncumulative.

On April 11, 2008, UBS Capital Securities (Jersey) Ltd. issued an additional EUR 1 billion of perpetual preferred securities that qualify as non-innovative Tier 1 capital.

TIER 2 CAPITAL

Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. The major element in Tier 2 capital consists of subordinated long-term debt. They account for CHF 13,770 million in total capital as per year-end 2007, representing 3.7 percentage points of the total capital ratio of 11.9%. Tier 2 instruments rank senior to both the ordinary shares and to hybrid Tier 1 instruments but are subordinated with respect to all our senior obligations. In 2007 we raised GBP 250 million with a coupon of 6.375% maturing in 2024 callable by the issuer in 2019 and CHF 350 million with a 4.125% coupon maturing in 2017.

CONTRIBUTIONS IN KIND

Article 37 of the UBS AG articles of association “Contributions in Kind” provides as follows:

1 “The Corporation acquires Schweizerische Bankgesellschaft (“SBG”) in Zurich by merger through the capital increase of April 30/May 19, 1998. Assets of CHF 426,820,619,609.52 and liabilities of CHF 408,302,595,203.66 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of UBS acquired receive 128,750,000 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

2 The Corporation acquires Schweizerischer Bankverein (SBV) in Basel by merger through the capital increase of April 29/May 18, 1998. Assets of CHF 352,252,889,332.69 and liabilities of CHF 338,770,039,294.46 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of UBS acquired receive 85,623,491 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.”

Article 38 of the UBS AG articles of association “Acquisition of Assets” provides as follows:

“The Corporation, in connection with the capital increase of November 1, 2000, is acquiring the totality of the shares of Paine Webber Group Inc. (New York, N.Y., USA) from existing shareholders of this listed company through the Corporation’s wholly owned subsidiary UBS Americas Inc. (Wilmington, Delaware, USA) by way of a triangular merger under the laws of

Description of Ordinary Shares

the State of Delaware (USA). Under the terms of the merger agreement of July 12, 2000, the total consideration for these shares will take the form of a cash component of not more than USD 6,350,000,000 plus a share component of not more than 42,800,000 UBS shares, i.e., (assuming an exchange rate of CHF/USD 1.80 and a price of CHF 250 per UBS share) CHF 22,130,000,000, and of not less than USD 5,520,000,000 plus not less than 37,150,000 UBS shares, i.e., (based on the foregoing assumptions) CHF 19,223,500,000, including the 12,000,000 UBS shares resulting from the capital increase of November 1, 2000.”

PARTICIPATION AND BONUS CERTIFICATES, CAPITAL SECURITIES

We have not issued any participation certificates (Partizipationsscheine), profit sharing certificates (Genussscheine) or preference shares (Vorzugsaktien) or any other class of equity securities other than the ordinary shares, nor have we issued units which do not represent share capital.

TREASURY SHARES

We hold our own shares for three main purposes. Treasury repurchases shares on a second trading line, where they are earmarked for cancellation purposes. Shares are bought back by Treasury to hedge awards granted under the employee equity compensation plans, including employee options; and the Investment Bank holds shares, to a limited extent, for trading purposes where it engages in market-making activities in our ordinary shares and its related derivative products.

As of March 31, 2008, we directly or indirectly held a total of 101,448,832 shares, equal to 4.7% of issued shares. The aggregate nominal value of the shares held in treasury as of March 31, 2008 was CHF 10,144,993.20, and their book value was CHF 6.1 billion. Voting rights on these shares are suspended. Treasury shares will be allocated rights in the rights offering. We, directly or indirectly, intend to exercise and/or sell the rights allocated to our treasury shares.

Ordinary shares owned by employees are treated like those of other shareholders and will be allocated rights in the rights offering. Employee rights for future delivery of ordinary shares and employee options over ordinary shares will not be entitled to participate in the rights offering.

SHARE REPURCHASES

Swiss law limits the right of a company to purchase and hold its own shares. UBS AG and its subsidiaries may purchase ordinary shares only if and to the extent that (i) UBS AG has freely distributable reserves in the amount of the aggregate purchase price, and (ii) the aggregate nominal value of all shares held by UBS AG does not exceed 10% of UBS AG’s share capital (20% in specific circumstances).

Under Swiss regulations, a company wishing to cancel shares may purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose (the so-called second trading line). For each buyback program to date, we have announced a maximum Swiss franc amount to be used for share repurchases. The level of actual repurchases is determined by the capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. We publish the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.

Ordinary shares held by us or our subsidiaries may, in accordance with Swiss law, not be voted at general meetings, but are entitled to the economic benefits, including dividends, applicable to the ordinary shares generally. Furthermore, under Swiss law, upon purchasing shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances.

Description of Ordinary Shares

Certain types of share repurchases (redemption, more than 10% of share capital, shares held for more than six years) are subject to Swiss federal withholding tax at the rate of 35%.

TREASURY SHARES EARMARKED FOR CANCELLATION (SHARE BUYBACK PROGRAM 2006 / 2007)

As part of the 2006 / 2007 share buyback program ending on March 7, 2007, 33,020,000 shares representing a total value of CHF 2.4 billion were cancelled on June 29, 2007.

At the annual general meeting on April 18, 2007, shareholders gave the Board of Directors a mandate to set up a repurchase program (2007 / 2010) for a maximum amount of 10% of shares totaling 210,527,328 shares. Between March 14, 2007 and September 25, 2007, 36.4 million shares in the total amount of CHF 2.6 billion were purchased for cancellation. As part of the capital measures announced on December 10, 2007, the Board of Directors has used its discretion to rededicate for further use the 36.4 million treasury shares previously intended for cancellation. At year end, no shares were held under the buyback program earmarked for cancellation.

The holding of treasury shares decreased to 158,105,524 or 7.6% of shares issued on December 31, 2007, from 164,475,699 or 7.8% on the same date a year ago. Shares held cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.

In 2007, a total of 32.2 million employee options were exercised and an additional 45.1 million new options were granted. As of December 31, 2007, we held approximately 141 million shares in Treasury and an additional 150 million unissued shares in conditional share capital that can be used to cover future employee option exercises, of which a total of CHF 186 million were outstanding on December 31, 2007. The shares available cover all exercisable employee options.

Description of Ordinary Shares

EFFECT OF SECOND TRADING LINE PROGRAM ON BASIC EARNINGS PER SHARE

	For the year ended
	December 31, 2007	December 31, 2006	December 31, 2005

Weighted average shares for basic earnings per share (EPS) after treasury shares	1,926,328,078	1,976,405,800	2,013,987,754
Weighted average second trading line treasury shares(1)	625,684,926	598,982,426	544,339,510
Basic EPS (CHF)	(2.72)	5.83	6.72
Cumulative impact of treasury shares on basic EPS (CHF)(1)	(0.66)	1.35	1.43

Cumulative impact of treasury shares on basic EPS (%)(1)	24.3	23.2	21.3

EPS and shares outstanding not adjusted for the impact of the stock dividend.

(1)	From first share buyback program in 2000.

TREASURY SHARES HELD BY THE INVESTMENT BANK

The Investment Bank, acting as liquidity provider to the equity index futures market and as a market maker in our ordinary shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of ordinary shares are held by the Investment Bank.

The presentation in the table below shows the purchase of ordinary shares by Treasury at the stock exchange and does not include activities of the Investment Bank in ordinary shares.

TREASURY SHARE ACTIVITIES

						Treasury shares purchased
						for employee share
	Share buyback program					and option participation
			Remaining volume of	Remaining volume of		plans and acquisitions(1)		Total number of shares
		Average	2006/2007 share	2007/2010 share			Average		Average
Month of	Number of	price in	buyback program in	buyback program in		Number of	price in	Number of	price in
purchase	shares	CHF	CHF million	millions of shares		shares	CHF	shares	CHF

January 2007	9,900,000	76.72	2626			24,438	74.92	9,924,438	76.72
February 2007	520,000	78.06	2585			1,803,391	78.18	2,323,391	78.15
March 2007	7,210,000	69.35		203	(2)	19,465,000	71.64	26,675,000	71.02
April 2007	3,380,000	74.04		200		2,400,000	72.02	5,780,000	73.20
May 2007	2,590,000	77.24		197		6,600,000	76.48	9,190,000	76.69
June 2007	5,850,000	75.96		191		2,750,000	77.89	8,600,000	76.58
July 2007	11,970,000	72.24		180		0	0.00	11,970,000	72.24
August 2007	950,000	64.06		179		0	0.00	950,000	64.06
September 2007	4,450,000	62.73		174		0	0.00	4,450,000	62.73
October 2007	0	0.00		174		0	0.00	0	0.00
November 2007	0	0.00		174		500,000	58.77	500,000	58.77
December 2007	0	0.00		174	(3)	4,500,000	55.30	4,500,000	55.30
(footnotes on following page)

Description of Ordinary Shares

(1)	This table excludes market-making and related hedging purchases by us. The table also excludes ordinary shares purchased by investment funds managed by us for clients in accordance with specified investment strategies that are established by each fund manager acting independently of us; and also excludes ordinary shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. Our pension and retirement benefit plans purchased 424,803 ordinary shares during the year and held 2,436,257 ordinary shares as of December 31, 2007.

(2)	The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of December 31, 2006.

(3)	In 2007, of the 210,527,328 shares approved to be purchased in the 2007/2010 buyback program, 36,400,000 shares were repurchased for CHF 2.6 billion (at an average price of CHF 71.41 per share). On December 10, 2007, our Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen our capital. However, the number of shares which may be repurchased in the future under the program is reduced by these 36,400,000 shares.

						Maximum								Unutilized	Unutilized
					Maximum	volume		Amount				Average		volume	volume
					volume (in	(in millions		(CHF		Total shares		price		(CHF	(in millions
Program	Announcement	Beginning	Expiration	Cancellation	CHF billion)	of shares)		billion)		purchased		(in CHF)		billion)	of shares)

2000/2001	12/14/1999	01/17/2000	03/02/2001	07/13/2001	4.0			4.0		110,530,698	(1)(2)	36.18	(1)(2)	0
2001/2002	02/22/2001	03/05/2001	03/05/2002	07/05/2002	5.0			2.3		57,637,380	(2)	39.73	(2)	2.7
2002/2003	02/14/2001	03/06/2002	10/08/2002	07/10/2003	5.0			5.0		135,400,000	(2)	36.92	(2)	0
2002/2003	10/09/2002	10/11/2002	03/05/2003	07/10/2003	3.0			0.5		16,540,160	(2)	32.04	(2)	2.5
2003/2004	02/18/2003	03/06/2003	03/05/2004	06/30/2004	5.0			4.5		118,964,000	(2)	37.97	(2)	0.5
2004/2005	02/10/2004	03/08/2004	03/07/2005	07/08/2005	6.0			3.5		79,870,188	(2)	44.36	(2)	2.5
2005/2006	02/08/2005	03/08/2005	03/07/2006	07/13/2006	5.0			4.0		74,200,000	(2)	54.26	(2)	1
2006/2007	02/14/2006	03/08/2006	03/07/2007	06/29/2007	5.0			2.4		33,020,000	(2)	73.14	(2)	2.6
2007/2010	02/13/2007	03/08/2007	03/08/2010			210.5	(3)	2.6	(4)	36,400,000	(4)	71.41	(4)		174.1	(3)

(1)	Restated to reflect 3:1 stock split on July 16, 2001.

(2)	Restated to reflect 2:1 stock split on July 10, 2006.

(3)	The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of December 31, 2006. On December 31, 2007, the unutilized number of shares (174.1 million) multiplied by the prevailing market price of ordinary shares of CHF 52.40 per share equaled an unutilized volume of approximately CHF 9.1 billion.

(4)	In 2007, 36,400,000 shares were repurchased under the 2007/2010 program for CHF 2.6 billion (at an average price of CHF 71.41 per share). On December 10, 2007, our Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen our capital.

FORM OF ORDINARY SHARES

Pursuant to article 6 of the UBS AG articles of association and in accordance with the requirements of the clearing arrangements of SIS SegaInterSettle AG, Baslerstrasse 100, CH-4600 Olten, Switzerland, where our ordinary shares are accepted for clearance, we have elected not to print and deliver share certificates. However, shareholders may at any time request that we print and deliver certificates free of charge (aufgeschobener Titeldruck).

Description of Ordinary Shares

TRANSFER OF ORDINARY SHARES

Uncertificated ordinary shares may only be transferred by way of written assignment, which must be notified to us to be valid. If uncertificated ordinary shares are held in a custody account or portfolio account at a bank, they may only be transferred with the cooperation of that bank. Furthermore, they may only be pledged in favor of that bank. Notification of UBS is not required.

Ordinary shares evidenced by a share certificate may be transferred by delivery of the certificate combined with an endorsement or a written assignment.

Voting rights and related rights may only be exercised by a shareholder who is recorded in the share register. See “Description of Ordinary Shares—General Meetings—Share register and restrictions on voting rights.”

GENERAL MEETINGS

Powers

The general meeting is the supreme body of UBS AG.

The following powers are vested in the general meeting:

➢	adoption and amendment of the articles of association;

➢	election of the members of the Board of Directors, the statutory auditors and the group auditors;

➢	approval of the annual report and the consolidated financial statements;

➢	approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;

➢	granting discharge to the members of the Board of Directors and the Group Executive Board; and

➢	passing resolutions as to all matters reserved to the authority of the general meeting by law or under the articles of association or that are submitted to the general meeting by the Board of Directors subject to the Board of Directors’ non-delegable and inalienable powers set out in article 716a of the Swiss Code of Obligations.

Annual and extraordinary general meeting

The annual general meeting must be held each year within six months after the close of the financial year of UBS AG, that is, before June 30 each year. UBS AG’s annual general meeting normally takes place in April. The annual report and the auditor’s report, together with the Group auditor’s report, must be made available for inspection by the shareholders at UBS AG’s registered offices no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders recorded in the share register will be notified of this in writing.

Extraordinary general meetings must be held in the circumstances foreseen under applicable law, in particular when deemed necessary by the Board of Directors or if requested by the auditors. Furthermore, extraordinary general meetings have to be convened upon resolution of a general meeting or if requested by one or more shareholders who represent an aggregate of at least one-tenth of the share capital and who submit a written request specifying the items for the agenda and the proposals.

Convocation of general meetings

Notice of an annual or extraordinary general meeting must be given by the Board of Directors or, if necessary, by the auditors, no later than 20 days prior to the meeting date. Such notice is given by way of an announcement appearing once in the Swiss Official Gazette of Commerce (Schweizerisches

Description of Ordinary Shares

Handelsamtsblatt). Shareholders recorded in the share register will also be informed by ordinary mail. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/shareholder-meeting.

The notice of a meeting must state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a general meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates.

No resolutions may be passed at a general meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a general meeting to convene an extraordinary general meeting or to initiate a special audit.

Placing of items on the agenda

Shareholders individually or jointly representing ordinary shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the general meeting.

We publish the deadline for submitting such proposals in various Swiss and international newspapers and on our website (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual motions to be put forward. The Board of Directors will formulate an opinion on such proposals, which will be published together with the motions.

Share register and restrictions on voting rights

UBS AG maintains a share register in which the surname and first name, address and nationality (in the case of legal entities, the company name and place of incorporation) of the holders and usufructuaries of its shares are recorded. A shareholder must notify UBS AG of any change in address. Until such notification has occurred, all written communication from UBS AG sent to the address of the respective shareholder recorded in the share register is deemed to have been validly made.

Each share carries one vote at the general meeting. Voting rights and certain related rights attached to the ordinary shares, including the right, subject to certain conditions, to call and to attend general meetings, may be exercised only after a shareholder has been registered in the share register of UBS AG as a shareholder or usufructuary (Nutzniesser) with voting rights. Shares held jointly may be recorded with joint voting rights provided all holders declare they acquired them in their own name and for their own account, as further set out below.

Acquirers of ordinary shares are recorded upon request in the share register as shareholders with voting rights if they expressly declare that they acquired such shares in their own name and for their own account. If the acquirer does not make such a declaration, the Board of Directors may refuse to register the respective shares with voting rights. This registration restriction also applies to ordinary shares acquired upon exercise of subscription, option or conversion rights.

The Board of Directors may record nominees who hold ordinary shares in their own name, but for the account of third parties, as shareholders with voting rights in the share register. The Board of Directors does so if a nominee company or trustee signs an agreement with us confirming its willingness to disclose to UBS AG any individual beneficial owners holding more than 0.3% of all issued ordinary shares upon request. Such nominee companies and trustees, who normally represent a great number of individual shareholders, may hold an unlimited number of ordinary shares, but voting rights are limited to a maximum of 5% of the outstanding ordinary shares. Securities clearing organizations such as DTC in New York are exempt from the 5% voting limit.

Beneficial owners of ordinary shares who hold such shares through nominees or trustees exercise voting rights through the intermediation of such nominees or trustees.

Description of Ordinary Shares

After hearing the respective shareholder, the Board of Directors may cancel his or her registration in the share register as a shareholder with voting rights with effect retroactive to the date of registration if such registration was made based on false information. The relevant shareholder shall be informed immediately as to the cancellation. The same applies to nominees.

There is no “closing of the share register” in the days ahead of a shareholder’s meeting. Registrations and approval of voting rights are processed for as long as technically possible, normally until two days before the meeting.

Representation

Each shareholder recorded in the share register with voting rights is entitled to participate in the general meetings and in any vote taken. Such shareholder may attend in person or be represented (i) by another shareholder entitled to vote who is authorized by a written power of attorney, (ii) by his or her legal representative, (iii) by a corporate proxy, or (iv) by the custodian bank (Depotvertreter). In addition, a shareholder may have his or her ordinary shares represented by UBS AG (Organvertreter) or the independent proxy (unabhängigen Stimmrechtsvertreter) designated by UBS AG.

Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS AG.

UBS AG recognizes only one representative per share.

Majority requirements and statutory quorums

There is no presence quorum requirement for annual or extraordinary general meetings.

The articles of association provide that, unless otherwise required by law or the articles of association, resolutions and elections are decided at the general meeting by an absolute majority of the votes cast, excluding blank and invalid ballots. Such resolutions include amendments to the articles of association (subject to the exceptions below), elections of the members of the Board of Directors and statutory and Group auditors, approval of the annual financial statements, setting the dividend, the decision to discharge the members of the Board of Directors and the Group Executive Board and the resolution to initiate a special audit into specific matters (Sonderprüfung).

Mandatory Swiss corporate law requires, however, approval of at least two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented at a general meeting for resolutions with respect to:

➢	a modification of the purpose of UBS AG;

➢	the creation of shares with preferred voting rights (Stimmrechtsaktien);

➢	restrictions on the transfer of registered shares (i.e., on voting rights attached to registered shares);

➢	an authorized or conditional increase in share capital;

➢	an increase in share capital through the conversion of capital surplus (Kapitalerhöhung aus Eigenkapital), through a contribution in kind (Sacheinlage) or in exchange for an acquisition of assets (Sachübernahme), or a grant of special benefits upon a capital increase;

➢	the restriction or exclusion of subscription rights (Bezugsrechte);

➢	a change of the registered office of UBS AG; and

➢	the liquidation of UBS AG.

Pursuant to the Swiss Federal Merger Act dated October 3, 2003, as amended (the “Merger Act”), special quorum rules apply by law to a merger (Fusion) (including a possible squeeze-out merger), de-merger (Spaltung) or conversion (Umwandlung) of UBS AG.

Description of Ordinary Shares

In addition, the articles of association require a majority of two-thirds of the votes represented at a meeting (i) to modify Article 18 of the articles of association regarding the minimum and maximum number of Board of Directors members, (ii) to remove one-fourth or more of the Board of Directors members, and (iii) to amend Article 16 para. 2 of the articles of association prescribing said qualified quorums.

Voting procedures

The Chairman of the Board of Directors or, in his absence, a Vice Chairman or another member appointed by the Board of Directors shall preside over the general meeting and appoint a secretary and vote counters.

The acting chairman decides whether votes and elections are conducted electronically or by a show of hands. Ordinary written ballots are also possible, in which case the acting chairman may provide that only ballots of abstaining and declining shareholders are collected while all other votes represented shall be counted as affirmative votes in order to accelerate the counting process.

Shareholders representing at least 3% of the votes represented may request that a vote or election be conducted electronically or by written ballot at any time.

GENERAL PROVISIONS RELATING TO CHANGES IN SHARE CAPITAL

The share capital of UBS AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of UBS AG by an absolute majority of the votes cast, or (ii) pursuant to a resolution passed at a general meeting of UBS AG by a majority of two-thirds of the shares represented authorizing a capital increase, inter alia, (a) in consideration of contributions in kind (Sacheinlage), (b) if the subscription rights (Bezugs- oder Vorwegzeichnungsrechte) of the existing shareholders are excluded, or (c) in the event of a transformation of reserves into share capital (Kapitalerhöhung aus Eigenkapital). In addition, under the Swiss Code of Obligations, the general meeting may empower the Board of Directors to effect a share capital increase based on:

➢	authorized capital (genehmigtes Kapital) to be utilized at the discretion of the Board of Directors within a period not exceeding two years from approval by the general meeting; and

➢	conditional capital (bedingtes Kapital) for the purpose of issuing shares, inter alia, to grant rights to employees and board members of the Group to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital each may not exceed 50% of the outstanding share capital.

GENERAL PROVISIONS RELATING TO SUBSCRIPTION RIGHTS

Under Swiss law, any share issuance, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a general meeting. Shareholders have certain subscription rights (Bezugsrechte, Vorwegzeichnungsrechte) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a general meeting by a qualified majority may, however, limit or suspend subscription rights for valid reasons, or, under the same condition, delegate the right to limit or suspend the subscription rights to the Board of Directors.

BORROWING—ISSUANCE OF DEBT SECURITIES

Neither Swiss law nor the articles of association restrict, in any way, UBS AG’s power to borrow and raise funds. The decision to borrow funds, including the issuance of debt securities, is made by or under the direction of the Board of Directors. A shareholders’ resolution is not required.

Description of Ordinary Shares

DIVIDENDS

Under Swiss law, dividends are paid out only after approval by the general meeting. The board of directors may propose to the annual general meeting that a dividend is paid out, but cannot itself set the dividend. See “Distributions to Shareholders.”

Dividends, if any, are paid to shareholders of UBS AG automatically through the book-entry facilities of the clearing system of SIS and their depositary bank or custodian. This payment procedure applies irrespective of whether such shareholders are domiciled in Switzerland or abroad.

UBS AG’s annual general meeting is expected to be held each April, and the dividend, if any, is typically payable shortly after the annual general meeting. After deduction of a Swiss withholding tax of currently 35%, the dividend, if any, is paid by means of a dividend order to shareholders recorded in the share register or to their deposit banks. See “Tax Considerations—Taxation in Switzerland.”

Under Swiss law, dividends may be paid out only if a company has sufficient distributable profits from previous business years, or if the reserves of UBS AG are sufficient to allow distribution of a dividend. In addition, Swiss law requires that at least 5% of the annual net profits of UBS AG be retained by UBS AG as general reserves for so long as these reserves amount to less than 20% of UBS AG’s paid-up share capital. Any balance sheet profits remaining after this retention may be distributed as dividends except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by UBS AG as general reserves. The auditors must confirm that the dividend proposal of the Board of Directors conforms with statutory law.

The statute of limitations in respect of dividend payments is five years. Dividends for which payment has not been requested within five years after the due date accrue to UBS AG. For information about the deduction of withholding taxes, see “Tax Considerations—Taxation in Switzerland.”

Dividends and similar payments by Swiss companies to certain persons, groups or countries are currently restricted pursuant to sanctions imposed by the Swiss government. See “—Exchange Controls.”

CONDITIONS TO CHANGES IN SHAREHOLDERS’ RIGHTS

The rights of UBS AG’s shareholders are based on Swiss corporate law and the articles of association. Accordingly, they can be modified, to the extent permitted by law, by resolution of the general meeting. As to the majority requirements, see “—General Meetings—Majority Requirements and Statutory Quorums.”

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on the Republic of Iraq, Myanmar (Burma), Liberia, Sierra Leone, Ivory Coast, Sudan, the Democratic Republic of Congo, Zimbabwe, Belarus, the Democratic People’s Republic of Korea (North Korea), Lebanon, the Islamic Republic of Iran and on persons or organizations with links to Osama bin Laden, the “al-Qaeda” group or the Taliban, on certain persons from the former Republic of Yugoslavia or involved in the assassination of Rafik Hariri, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of registered shares.

CONFLICTS OF INTEREST

Swiss law does not contain any general provision in relation to the handling of conflicts of interest within UBS AG’s organization. However, the Swiss Code of Obligations requires members of the Board

Description of Ordinary Shares

of Directors and members of senior management to apply due care and generally to safeguard the interests of UBS AG in the performance of their respective duties (duty of care and of loyalty). This rule is generally understood as disqualifying members of the Board of Directors and members of senior management from participating in decisions that directly affect them.

Furthermore, holders of signatory powers for UBS AG may in certain circumstances be unable to validly exercise such powers by reason of a conflict of interest. Finally, Swiss company law contains a provision under which payments made and other benefits granted to a shareholder or a member of the Board of Directors or any persons associated with them, other than at arm’s length, must be repaid to UBS AG in certain circumstances. The Corporate Governance Directive of the SWX Swiss Exchange also addresses conflict of interest issues.

MANDATORY BIDS

According to the mandatory bid rules of the Swiss Stock Exchange Act dated March 24, 1995 as amended (“SESTA”), persons who, directly, indirectly or in concert with third parties acquire more than 33 1/3% of the voting rights (whether exercisable or not) in a Swiss company whose equity securities are, in whole or in part, listed on a stock exchange in Switzerland have to make a public tender offer to the remaining shareholders. An exemption from the mandatory bid rules may be granted by the Swiss Federal Banking Commission or, within limits, by the Swiss Takeover Board. If no exemption is granted, the mandatory bid must be made pursuant to the procedural rules set out in the SESTA and the implementing ordinances enacted thereunder, within two months after the threshold of 33 1/3% of voting rights is first exceeded. Under the SESTA, companies may, in their articles of incorporation, opt out of the mandatory bid provision thus relieving the acquirer of shares exceeding 33 1/3% of the voting rights from its obligation to proceed with a public tender offer (so-called opting-out) or raise this threshold to 49% of the voting rights (so-called opting-up).

The articles of association of UBS AG contain neither a provision that opts out of the mandatory bid obligation nor an opting-up provision.

CANCELLATION OF REMAINING EQUITY SECURITIES

According to the SESTA, any offeror who has made a public tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against payment or delivery of the offer consideration for the benefit of the holders of the cancelled equity securities.

SQUEEZE-OUT MERGER

The Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of all shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company may be forced to accept cash or other consideration (e.g., securities from another company) instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or the total number of shareholders entitled to vote.

Description of Ordinary Shares

NOTIFICATION AND DISCLOSURE OF MAJOR SHAREHOLDINGS

Notification and disclosure of major shareholdings under Swiss law

We and persons who acquire or dispose of our ordinary shares or rights based thereon or derived therefrom are subject to the notification and disclosure requirements of the SESTA, that require persons who directly, indirectly or in concert with third parties acquire or dispose of shares or derivative rights with respect to shares in a company incorporated in Switzerland whose equity securities are listed in whole or in part in Switzerland and thereby reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, or 66 2/3%, of the voting rights in such company, notify the company and the SWX Swiss Exchange of such acquisition or disposal in writing within four trading days, whether or not the voting rights can be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Federal Banking Commission on the Stock Exchanges and Securities Trading” (disclosure of shareholdings). In particular, the ordinance prohibits the netting of so-called acquisition positions (e.g., conversion rights and acquisition rights or obligations) with disposal positions (i.e., rights or obligations to sell). It further requires that each such position be calculated separately and reported simultaneously as soon as it reaches a threshold. Transactions with financial instruments that make it economically possible to acquire equity securities in a company in view of a public tender offer are deemed an indirect acquisition of shares. The exercise of conversion or acquisition rights and the exercise of sale rights are deemed to be acquisitions and sales, respectively, of shares. The company must inform the public within two trading days of receiving such notification.

An additional disclosure obligation exists for listed companies under Swiss corporate law pursuant to which the company must disclose the identity and size of shareholdings of all of its shareholders and shareholder groups acting in concert who hold more than 5% of the voting rights. This disclosure must be made once a year in the notes to the financial statements as published in the company’s annual report.

Under the Swiss federal banking law, each person shall notify the Swiss Federal Banking Commission prior to acquiring or selling, directly or indirectly, a participation in at least 10% of the capital or voting rights of a Swiss bank or securities dealer or when such person otherwise may influence the business activities of such regulated entity in a significant manner (a “Qualified Participation” (Qualifizierte Beteiligung)). The same notification requirement applies whenever a Qualified Participation is increased or decreased in such a manner that the thresholds of 20%, 33% or 50% of the capital or voting rights of the regulated entity are reached or triggered in either direction. The Swiss Federal Banking Commission may revoke a banking or securities dealer license if the influence of a person holding a Qualified Participation could jeopardize the prudent and sound business activity of the bank or securities dealer. The Swiss securities dealer or bank is required to notify the Swiss Federal Banking Commission of the persons who meet the criteria of a Qualified Participation as soon as it has knowledge thereof.

Furthermore, Swiss banking and securities dealer regulation provide that a Swiss bank must notify the Swiss Federal Banking Commission and obtain an additional license and a Swiss securities dealer must notify the Swiss Federal Banking Commission and obtain its approval if they fall under foreign control. A securities dealer or bank is considered to be under foreign control if one or several foreigners directly or indirectly hold significant shareholdings in the Swiss securities dealer or bank that, in the aggregate, exceed 50% of the voting rights in the securities dealer or bank, or if such foreigners otherwise exert a controlling influence on the securities dealer or bank. The granting of an additional license or an approval is subject to the requirement of reciprocity. If the Swiss securities dealer or bank falls under the foreign control of a group of companies active in the financial sector, the Swiss Federal Banking Commission may require that the group be subject to adequate consolidated supervision by the foreign supervisory authorities. The members of the Board of Directors and the management of the Swiss bank

Description of Ordinary Shares

or securities dealer are required to notify the Swiss Federal Banking Commission of all matters which may lead one to conclude that the bank or the securities dealer is foreign-controlled or that there has been a change in foreigners holding a Qualified Participation.

Notification and disclosure of major shareholdings under German law

Since UBS AG has chosen the Federal Republic of Germany as its home member state within the meaning of EU Directive 2003/71/EG, notification requirements also apply under German law (§§ 21 et seq. of the German Securities Trading Act (Wertpapierhandelsgesetz “WpHG”)). According to German law, natural and legal persons (the “Notifying Party”) whose shareholdings in UBS AG reach, exceed or fall below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the voting rights by purchase, sale or by any other means must simultaneously notify UBS AG and the Bundesanstalt für Finanzdienstleistungen (the “BaFin”) of such change in his/her voting rights without undue delay, at the latest within four trading days, in writing or by fax. The notification period begins when the Notifying Party learns or, considering the circumstances, must have learned that his/her percentage of the voting rights has reached, exceeded or fallen below the thresholds mentioned above. It is assumed that the Notifying Party has learned that his/her percentage of the voting rights has reached, exceeded or fallen below the mentioned thresholds two days after such event. Companies belonging to an affiliated group for which consolidated financial statements must be prepared in accordance with sections 290 and 340i of the German Commercial Code (Handelsgesetzbuch) may have their notifications made by the parent company. For the purpose of notification requirements, the following voting rights attached to shares not or not directly held by the Notifying Party are equivalent to the voting rights of the Notifying Party (§ 22 (1) WpHG):

➢	voting rights of a subsidiary of the Notifying Party;

➢	voting rights of a third party which are held by such third party for the account of the Notifying Party;

➢	voting rights which are assigned as security by the Notifying Party to a third party, unless such third party is authorized to exercise the voting rights attached to the shares and declares its intention to do so independently of the Notifying Party’s instructions;

➢	voting rights in respect of which usufruct has been created in favor of the Notifying Party;

➢	voting rights which may be acquired by the Notifying Party by a declaration of intent;

➢	voting rights which have been entrusted to the Notifying Party or which he/she may exercise by means of proxy voting, provided that the Notifying Party may exercise the voting rights attached to the shares at his/her own discretion in the absence of specific instructions from the shareholder.

Furthermore, voting rights attached to shares in UBS AG which belong to a third party are attributed to the Notifying Party in full if the Notifying Party or its subsidiary coordinates his/her conduct in respect of UBS AG with such third party on the basis of an agreement or in any other manner; however, this does not apply to agreements on the exercise of voting rights in individual cases.

Persons holding, directly or indirectly, financial instruments that result in an entitlement to acquire, on his/her own initiative alone and under a legally binding agreement, shares in UBS AG that carry voting rights and have already been issued, are also subject to the notification requirements with the exception of the 3% threshold. In principle, an aggregation with voting rights attached to shares held by or attributed to the Notifying Party does not take place. If several financial instruments refer to shares in the same issuer, the Notifying Party must aggregate the voting rights attached to those shares. In principle, voting rights attached to shares held by a Notifying Party are not valid during the period for which the notification requirements have not been met. The same applies to voting rights of a subsidiary of the Notifying Party and voting rights of a third party which are held by such third party for the account of the Notifying Party which are attributed to the Notifying Party.

Description of Ordinary Shares

UBS AG has applied for an exemption from the duties to publish and notify the BaFin of the publication of the information received from a Notifying Party under §§ 26 f. WpHG. If the exemption is granted, UBS AG will not be subject to these specific German disclosure requirements, but will still be required to publish information that (a) is received from holders of voting rights in UBS AG who have notified UBS AG of changes in their voting rights and (b) must be made available to the public pursuant to Swiss law. In addition, UBS AG will be required to transmit such information to the BaFin. If the exemption is not granted, UBS AG will—in addition to its Swiss disclosure obligations—be required to publish the information received from a Notifying Party under the German WpHG and notify the BaFin of such publication. In either case, UBS AG will be required to transmit the relevant information to the Company Data Register (Unternehmensregister), a publicly accessible register, to be stored there for ten years.

Price History of Ordinary Shares

The ordinary shares are listed on the Swiss stock exchange (SWX), where they are traded on SWX Europe, and on the New York and Tokyo stock exchanges.

Price History of Ordinary Shares

UBS share data

	As of
	March 31,	March 31,	December 31,	December 31,	December 31,
Registered shares	2008	2007	2007	2006	2005

Total shares outstanding	1,972,118,420	1,940,364,331	1,915,441,820	1,940,797,587	1,968,745,296
Total shares ranking for dividend			2,073,547,344	2,082,673,286	2,109,495,044
Treasury shares	101,448,832	165,758,986	158,105,524	164,475,699	208,519,748
Weighted average shares (for basic earnings per share (EPS) calculations)	2,063,871,434	2,032,370,909	1,926,328,078	1,976,405,800	2,013,987,754
Weighted average shares (for diluted EPS calculations)	2,066,045,015	2,109,406,322	1,927,698,732	2,058,834,812	2,097,191,540

	For the three months ended			For the year ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,
CHF	2008	2007	2007	2007	2006	2005

Earnings per share
Basic EPS	(5.59)	(6.45)	1.49	(2.72)	5.83	6.72
Basic EPS from continuing operations	(5.62)	(6.47)	1.49	(2.93)	5.43	4.59
Diluted EPS	(5.60)	(6.45)	1.43	(2.73)	5.59	6.44
Diluted EPS from continuing operations	(5.63)	(6.47)	1.43	(2.94)	5.21	4.40

Year ended earnings per share and shares outstanding are not adjusted for the impact of the stock dividend.

UBS SHARES AND MARKET CAPITALIZATION

	As of					% change from
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2007	2006	2005	2006
	number of shares, except where indicated

Total ordinary shares issued	2,073,567,252	2,106,123,317	2,073,547,344	2,105,273,286	2,177,265,044	(2)
Second trading line treasury shares		(33,020,000)
2005 program		(7,210,000)			(67,770,000)
2006 program	2,073,567,252	2,065,893,317		(22,600,000)
Shares outstanding for market capitalization	2,073,567,252	2,065,893,317	2,073,547,344	2,082,673,286	2,109,495,044	0
Share price (CHF)	28.86	72.20	52.40	74.05	62.55	(29)
Market capitalization (CHF million)	59,843	149,157	108,654	154,222	131,949	(30)

Total treasury shares	101,448,832	165,758,386	158,105,524	164,475,699	208,519,748	(4)

Price History of Ordinary Shares

Trading volumes

	For the three months ended			For the year ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,
	2008	2008	2007	2007	2008	2005
		1000 shares			1000 shares

SWX total (SWX Europe)	1,488,455	1,331,887	720,787	4,079,863	2,731,841	2,568,531
SWX daily average (SWX Europe)	24,401	21,141	11,441	16,451	10,884	10,073
New York Stock Exchange total	177,790	101,409	64,269	304,446	214,912	167,231
New York Stock Exchange daily average	2,915	1,585	1,054	1,213	853	664
Source: Reuters

SHARE LIQUIDITY

During 2007, daily average volume in the ordinary shares on SWX Europe was 13.1 million shares. On the New York Stock Exchange, it was 2.4 million shares. (Source: Bloomberg)

Because of the greater volume on SWX Europe, trading of the ordinary shares there is expected to remain the main factor in determining the movement in our share price.

During the hours in which both SWX Europe and New York Stock Exchange are simultaneously open for trading (currently 3:30 p.m. to 5:30 p.m. Swiss time), price differences are likely to be arbitraged away by professional market makers. The New York Stock Exchange price will therefore typically be expected to depend on both the SWX Europe price and the prevailing U.S. dollar/Swiss franc exchange rate. When SWX Europe is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in the ordinary shares on the New York Stock Exchange, Lehman Brothers MarketMakers, is required to facilitate sufficient liquidity and an orderly market in the ordinary shares.

STOCK EXCHANGE PRICES

	SWX Swiss Exchange			New York Stock Exchange
	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

April	37.26	28.60	35.00	36.02	30.87	33.59
First quarter 2008	51.70	24.20	28.86	46.40	22.33	28.80
March	34.46	24.20	28.86	32.24	22.33	28.80
February	46.28	33.84	34.36	42.42	32.20	32.34
January	51.70	37.84	42.32	46.40	38.05	41.29

2007	80.90	48.00	52.40	66.26	43.50	46.00
Fourth quarter 2007	68.65	48.00	52.40	58.01	43.50	46.00
December	59.10	51.85	52.40	51.89	44.73	46.00
November	61.70	48.00	57.20	51.26	43.50	50.48
October	68.65	59.90	61.95	58.01	52.19	53.69
Third quarter 2007	75.20	60.35	62.60	62.34	49.84	53.25
September	65.85	60.35	62.60	55.18	50.85	53.25
August	68.85	61.25	63.00	57.72	49.84	52.24

Price History of Ordinary Shares

	SWX Swiss Exchange			New York Stock Exchange
	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

July	75.20	64.55	67.55	62.34	53.34	55.07
Second quarter 2007	80.45	71.65	73.60	66.26	58.73	60.01
June	80.45	71.95	73.60	65.18	58.73	60.01
May	80.45	74.60	79.90	65.75	61.75	65.24
April	79.95	71.65	79.15	66.26	59.01	64.90
First quarter 2007	80.90	67.20	72.20	64.30	55.40	59.43
March	73.80	67.20	72.20	60.74	55.40	59.43
February	80.90	70.30	72.25	64.30	57.65	59.04
January	78.95	73.85	77.80	63.33	59.35	63.01

2006	79.90	59.85	74.05	63.39	48.34	60.33
Fourth quarter 2006	79.90	70.70	74.05	63.39	58.50	60.33
Third quarter 2006	74.80	59.85	74.80	59.77	48.34	59.31
Second quarter 2006	75.65	61.35	67.00	61.70	49.36	54.85
First quarter 2006	72.35	62.80	71.60	55.55	48.66	54.99

2005	63.50	46.75	62.55	49.02	38.60	47.58
Fourth quarter 2005	63.50	52.75	62.55	49.02	41.22	47.58
Third quarter 2005	56.15	50.40	55.00	43.40	38.92	42.75
Second quarter 2005	51.40	47.23	50.00	42.93	38.60	38.93
First quarter 2005	52.30	46.75	50.50	44.71	39.70	42.20

2004	49.18	40.80	47.68	42.19	32.47	41.92
Fourth quarter 2004	48.17	42.00	47.68	42.19	35.05	41.92
Third quarter 2004	45.50	40.80	43.95	36.19	32.47	35.17
Second quarter 2004	49.17	44.12	44.13	38.03	34.45	35.53
First quarter 2004	48.52	42.85	47.05	39.63	33.96	37.25

2003	42.70	24.90	42.35	34.08	19.00	34.00
Fourth quarter 2003	42.70	37.43	42.35	34.08	28.77	34.00
Third quarter 2003	40.25	36.75	37.05	29.63	27.19	28.12
Second quarter 2003	37.88	29.45	37.68	29.18	21.79	27.70
First quarter 2003	36.05	24.90	28.75	25.93	19.00	21.35

Distributions to Shareholders

DIVIDEND POLICY

We normally pay an annual dividend to shareholders registered as of the date of the annual general meeting (the record date). Payment is usually scheduled three business days thereafter.

The level of the dividend is dependent on our targeted capital ratios and the cash flow generation of the company. The dividend policy takes into account the fact that shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buy-backs. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base.

The decision on dividend payments falls under the annual general meeting’s authority and is subject to shareholder approval.

TOTAL DISTRIBUTIONS IN 2007

From the results of ordinary business, we transferred a total of CHF 5.1 billion in equity to its shareholders in 2007. This consisted of CHF 0.8 billion in shares the bank repurchased during 2007 and a total dividend payout to shareholders for the 2006 financial year of CHF 4.3 billion or CHF 2.20 per share with payment on April 23, 2007.

DISTRIBUTIONS TO SHAREHOLDERS IN 2008

At the extraordinary general meeting held on February 27, 2008, our shareholders approved the distribution of a stock dividend to shareholders. As part of the stock dividend, the share capital was increased from CHF 207,354,734.40 to CHF 217,224,609.80 by issuing 98,698,754 shares with a par value of CHF 0.10 on April 15, 2008.

This stock dividend was tax-efficient for many shareholders resident in Switzerland and those in many other countries. Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend was allocated to shareholders without deduction of Swiss withholding tax. For Swiss income tax purposes, the taxable value of the stock dividend approximately equals CHF 0.154 per share of the shares distributed as a stock dividend proportionately allocated to the entitlement distributed. For Swiss shareholders, this is a very small fraction of the taxable value of an equivalent cash dividend. The taxation of shareholders not resident in Switzerland depends on the laws in their respective tax jurisdiction. In many cases, the distribution of entitlements and the exercise thereof should be tax-free. Shareholders were asked to consult with their own tax advisors to determine the tax treatment applicable to them.

Compared with a cash dividend, the stock dividend was beneficial for UBS’s (Tier 1) capital base. Cash dividend payments are deducted from the bank’s net profits and retained earnings, which are some of the components of the bank’s core (Tier 1) capital. In contrast, by issuing new shares in lieu of a dividend cash payment, the level of UBS’s (Tier 1) capital base was maintained.

Tax Considerations

Investors are urged to consult their own legal, financial or tax advisors with respect to their individual tax consequences relating to the offering.

The observations below are of a general and summary nature only and are not meant to replace competent professional advice. Individual situations of shareholders may vary from the description made below.

TAXATION IN SWITZERLAND

The following summary does not purport to address all tax consequences of the offering, exercise and sale or other disposition of rights, the acquisition, ownership and sale or other disposition of UBS shares, or the acquisition, ownership and sale or other disposition of the new ordinary shares, and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the offering, exercise and sale or other disposition of rights, the acquiring, owning and selling or other disposition of UBS shares and receiving dividends and similar cash or in-kind distributions on UBS shares (including dividends on liquidation proceeds and stock dividends) (hereinafter, for purposes of this section, “Dividends”) or other payments on UBS shares and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Subscription of Rights

Swiss federal withholding tax and Swiss federal stamp taxes
The offering, the sale or other disposition and the exercise of rights is not subject to Swiss Federal Withholding Tax (Verrechnungssteuer), Swiss Federal Issuance Stamp Tax (Emissionsabgabe) or Swiss Federal Securities Turnover Tax (Umsatzabgabe).

Swiss federal, cantonal and communal individual income tax and corporate income tax
Shareholders resident outside of Switzerland and with no trade or business in Switzerland

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders, hereinafter, for purposes of this section, “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal or communal income tax on the offering, the exercise, and any gain realized on the sale or other disposition, of rights.

Swiss resident shareholders and shareholders with a trade or business in Switzerland

Swiss resident individuals who hold their UBS shares and, consequently, the respective rights, as private assets, will not be subject to any Swiss federal, cantonal or communal income tax on the offering and exercise of the respective rights. A gain or loss realized by them on the sale or other disposition of rights will be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be (the shareholders referred to in this paragraph, hereinafter, for purposes of this section, “Resident Private Shareholders”).

Tax Considerations

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their UBS shares and, consequently, the respective rights, as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, are required to recognize a gain or loss realized on the sale or other disposition of rights in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of rights) for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Domestic Commercial Shareholders”).

Shares

Swiss federal withholding tax
Dividends that UBS pays on its shares, which are not a repayment of the nominal value of such shares, are, with their gross amount, subject to Swiss Federal Withholding Tax at a rate of 35%. UBS is required to withhold the Swiss Federal Withholding Tax from the Dividend and remit it to the Swiss Federal Tax Administration.

The Swiss Federal Withholding Tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to a refund, duly reports the Dividend in his individual income tax return as income or recognizes the Dividend in his income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss Federal Withholding Tax on a Dividend if the country of his residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country.

A U.S. holder who is a resident of the United States for purposes of the bilateral tax treaty between the United States and Switzerland is eligible for a reduced rate of Swiss federal withholding tax on the Dividend equal to 15% of the Dividend, provided that such holder (i) is the beneficial owner of the UBS shares at the time the Dividend is due, and (ii) is entitled to benefits under this treaty, and (iii) holds, directly or indirectly, less than 10% of UBS’ voting stock, and (iv) does not conduct business through a permanent establishment or fixed place of business situated in Switzerland for tax purposes to which the UBS shares are attributable. Such an eligible U.S. holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate.

The application for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend became due.

BNY Mellon Shareowner Services, the registrar for UBS AG shares in the U.S., is offering tax reclamation services for the Swiss Federal Withholding Tax on the Dividend.

Tax Considerations

Following the expected entry into force on January 1, 2011 of the capital contribution regime (Kapitaleinlageprinzip) of Art. 5 para. 1bis of the Swiss Federal Withholding Tax Act, and provided certain conditions are met, in addition to the repayment of nominal value, also the repayment of share premium received by UBS for the issuance of the new ordinary shares or any shares issued thereafter is not subject to Swiss Federal Withholding Tax.

Swiss federal stamp taxes
UBS will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss Federal Issuance Stamp Tax on the consideration received by it for the issuance of the new ordinary shares less certain costs incurred in connection with the issuance.

The issuance of the new ordinary UBS shares to the initial shareholders at the subscription price, and in the global offering at the global offering price, respectively, is not subject to Swiss Federal Securities Turnover Tax. Any subsequent dealings in the new ordinary UBS shares and any dealings in existing shares where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to Swiss Securities Turnover Tax at an aggregate rate of up to 0.15% of the consideration paid for such shares.

Swiss federal, cantonal and communal individual income Tax and Corporate Income Tax

Non-resident shareholders
Non-Resident Shareholders will not be subject to any Swiss federal, cantonal and communal income tax on Dividends (or repayments of nominal value) paid to them on UBS shares.

Resident private shareholders and domestic commercial shareholders
Resident Private Shareholders are required to include Dividends (but not repayments of nominal value) in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income (including the Dividends but not nominal value) for the relevant taxation period. The repayment of the nominal value of UBS shares, and, after the expected entry into force on January 1, 2011 of the capital contribution regime (Kapitaleinlageprinzip) of Art. 20 para. 3 of the Direct Federal Tax Act, Art. 7b of the Swiss Federal Tax Harmonization Act, respectively, also the repayment of the share premium, received by UBS for the issuance of the new ordinary shares (or any shares issued thereafter) is not subject to Swiss federal, cantonal and communal individual income tax. Capital gains resulting from the sale or other disposition of UBS shares are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Resident Private Shareholders.

Domestic Commercial Shareholders are required to recognize Dividends (and repayment of nominal value) received on UBS shares and capital gains or losses realized on the sale or other disposition of UBS shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. Domestic Commercial Shareholders who are corporate taxpayers may be eligible for participation exemption (Beteiligungsabzug) in respect of Dividends (and repayments of nominal value) if the UBS shares held by them as part of a Swiss business have an aggregate market value of at least CHF 2 million, which threshold will be reduced to CHF 1 million upon the expected entry into force on January 1, 2011 of the amendments to Art. 69 of the Direct Federal Tax Act, Art. 28 para 1 of the Swiss Federal Tax Harmonization Act, respectively.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax
Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Tax Considerations

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their UBS shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including UBS shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocable to Switzerland.

Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

U.S. TAX CONSIDERATIONS

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE RIGHTS AND ORDINARY SHARES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

This section describes the material United States federal income tax consequences of receiving, exercising and disposing of rights and of owning ordinary shares. It applies only to a shareholder who is a U.S. holder (as defined below), that acquires the rights or ordinary shares in the offering and holds its rights or ordinary shares as capital assets for tax purposes. This section does not apply to a shareholder that is a member of a class of holders subject to special rules, such as:

➢	a dealer in securities or currencies,

➢	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

➢	a bank,

➢	a life insurance company,

➢	a tax-exempt organization,

➢	a person that owns the rights or ordinary shares as part of a hedge, a straddle or conversion transaction for tax purposes, or

➢	a person whose functional currency for U.S. tax purposes is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as of the date hereof, as well as on the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

You are a U.S. holder if you are a beneficial owner of the rights or ordinary shares and you are:

➢	a citizen or resident of the United States for United States federal income tax purposes,

➢	a domestic corporation (or an entity classified as a domestic corporation for United States federal income tax purposes),

➢	an estate whose income is subject to United States federal income tax regardless of its source, or

➢	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership (or an entity classified as a partnership for United States federal income tax purposes) holds rights or ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a

Tax Considerations

partnership holding the rights or ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the rights or ordinary shares.

The rights

Distribution and Subscription for Ordinary Shares.  The distribution of the rights to a shareholder should not be taxable to such shareholder. The receipt of ordinary shares from UBS on June 17, 2008 by a holder of the rights that exercises such rights, pursuant to the terms of the distribution of the rights, should not be taxable.

The shareholder’s tax basis in the rights should be zero unless it properly elects in its tax return for the taxable year in which the rights are received to allocate the tax basis of its existing shares held before the distribution of rights between the existing shares and the rights in proportion to their respective fair market values. The tax basis in each ordinary share received when the shareholder of the rights exercises its rights for such ordinary share should equal the subscription price plus the tax basis, if any, for the rights exercised for such ordinary share.

A shareholder’s holding period in a right should include the shareholder’s holding period in the existing share to which the right is allocated. The holding period of the new share received from UBS on June 17, 2008 by a holder of rights that exercised such rights pursuant to the terms of the distribution of the rights, should begin on the day the shareholder receives the ordinary shares.

Transfers of the Rights.  Subject to the passive foreign investment company rules discussed below under “—The Ordinary Shares—Passive Foreign Investment Company Rules,” any holder of the rights that sells or otherwise disposes of the rights (other than in the exercise of such rights for ordinary shares of UBS on June 17, 2008, which is described above under “—The Rights—Distribution and Subscription for Ordinary Shares”) generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the right. Capital gain of a non-corporate holder of rights that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the rights were treated as held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

The ordinary shares

Dividends and Distribution.  Subject to the passive foreign investment company rules discussed below, a shareholder will include in its gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the shareholder. Dividends paid to certain noncorporate shareholders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 61 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the ordinary shares will generally be qualified dividend income.

For United States federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, and will, depending on the shareholder’s circumstances, be “passive” or “general” income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation

Tax Considerations

with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of a dividend distribution included in income of a shareholder will be the U.S. dollar value of the Swiss franc payments made, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend distribution is included in the income of the shareholder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the shareholder’s basis in its ordinary shares and thereafter as capital gain.

Subject to certain limitations, Swiss tax withheld at a rate not in excess of the Treaty rate and paid over to Switzerland will be creditable against the shareholder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a shareholder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the shareholder’s United States federal income tax liability, whether or not the refund is actually obtained. See “Tax Considerations in Switzerland—Shares—Swiss Federal Withholding Tax” for a description of how to get the Treaty rate or a refund of Swiss withholding taxes.

Stock dividends to shareholders that are made as part of a pro rata distribution to all shareholders, including non-U.S. holders, of UBS generally will not be subject to United States federal income tax. Shareholders that received a stock dividend that is subject to Swiss tax but not U.S. tax may not have enough foreign income for U.S. tax purposes to receive the benefit of the foreign tax credit associated with that tax, unless the holder has foreign income from other sources.

Transfers of Ordinary Shares.  Subject to the passive foreign investment company rules discussed below, a shareholder that sells or otherwise disposes of ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and its tax basis, determined in U.S. dollars, in the ordinary shares. Capital gain of a non-corporate shareholder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules.  UBS believes that it was not a passive foreign investment company for United States federal income tax purposes for the taxable year of 2007 and does not expect to be a passive foreign investment company for United States federal income tax purposes in the foreseeable future. Therefore, UBS believes that its ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS would be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the shareholder held ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year was passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets was attributable to assets that produce or were held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless, in the case of a disposition of shares a shareholder (or holder of rights) makes a mark-to-market election, gain realized on the sale or other disposition of ordinary shares (or, under proposed regulations, rights) would in general not be treated as capital gain. Instead, a shareholder (or holder of rights) would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the

Tax Considerations

holder’s holding period for the shares or rights and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income for certain non-corporate holders if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.

Information Reporting and Backup Withholding.  Generally dividends and distributions made on ordinary shares and proceeds from a sale, exchange, retirement or other taxable disposition of the ordinary shares or rights will be subject to information reporting (unless the shareholder is a corporation or other exempt recipient). In addition, a shareholder may be subject to backup withholding on such payments and proceeds (unless the shareholder is a corporation or other exempt recipient) if it does not provide its correct taxpayer identification numbers to the trustee or paying agent (as applicable) in the manner required, fails to certify that it is not subject to backup withholding, is notified by the Internal Revenue Service that it failed to report all interest and dividends required to be shown on its federal income tax returns, or otherwise fail to comply with applicable backup withholding rules or does not otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a credit against the shareholder’s United States federal income tax liability and may entitle it to a refund, provided the required information is timely furnished to the IRS.

ERISA Considerations

As a general matter, each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or individual retirement account, Keogh plan or other retirement plan, account or arrangement subject to Section 4975 of the Code (collectively, “Plans”) to acquire or hold any investment should consider whether the investment would be consistent with the documents and instruments governing the Plan and such person’s fiduciary duties to the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. It is not anticipated that the mere receipt of rights as a dividend would, standing alone, implicate fiduciary duties to a Plan or result in a prohibited transaction.

However, each person considering the use of plan assets to acquire or hold rights in the secondary market, or to exercise the rights in exchange for ordinary shares, should consider whether the investment would be consistent with the documents and instruments governing the Plan and such person’s fiduciary duties to the Plan. Furthermore, the exercise of the rights or an acquisition of rights from UBS or one of its affiliates could constitute a prohibited transaction.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such Plans (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans, including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA), are not subject to the requirements of ERISA or Section 4975 of the Code (“Non-ERISA Arrangement”) but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other regulations, rules or laws (“Similar Laws”).

As a result, the rights may not be exercised by or purchased by any Plan or any person investing “plan assets” of any Plan from UBS or one of its affiliates, unless such exercise, purchase or holding of a right (and the holding of ordinary shares following such exercise) is eligible for the exemptive relief available under Prohibited Transaction Class Exemption (“PTCE”) 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code (the “Service Provider Exemption”) for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Accordingly, each person who purchases rights from UBS or one of its affiliates and each person who exercises a right will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from and including the date on which the person acquires any interest in any rights from UBS or one of its affiliates or acquires ordinary shares upon the exercise of a right to the date on which the purchaser disposes of its interest in any such rights (or such ordinary shares, as the case may be), that such person, by its purchase or holding of such rights (or such ordinary shares, as the case may be) that (a) its purchase and holding of the rights (or such ordinary shares) is not made on behalf of or with “plan assets” of any Plan or Non-ERISA Arrangement, or (b) (i) its purchase and holding of the rights (or such ordinary shares) will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code by reason of PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 or the Service Provider Exemption or a similar exemption under any Similar Laws and (ii) neither UBS AG nor any of our affiliates is

ERISA Considerations

acting as a fiduciary (within the meaning of Section 3(21)) of ERISA or any Similar Laws) in connection with such purchase or holding of the rights (or such ordinary shares) and has not provided any advice that has formed or may form a basis for any investment decision concerning such a purchase or holding of the rights (or such ordinary shares).

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the entitlements in the secondary market on behalf of or with “plan assets” of any Plan or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or the Service Provider Exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

Each purchaser and holder of the rights has exclusive responsibility for ensuring that its purchase and holding of the rights does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any rights to a Plan or Non-ERISA Arrangement is in no respect a representation by us, the underwriters or any other party involved in the offering of the rights that the rights meet all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that the rights are appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Description of the Offering

Set forth below is a summary of the material terms of the offering. This description is not complete and is qualified in its entirety by reference to the underwriting agreement, which has been filed as an exhibit to the registration statement of which the attached prospectus forms a part.

The offering relates to a total of 760,295,181 ordinary shares of UBS AG and consists of the rights offering and the global offering, in each case by way of (i) public offerings in Switzerland, Germany, Austria, the United Kingdom, France, Italy and Liechtenstein, (ii) private placements to certain institutional investors outside the United States in reliance on Regulation S under the United States Securities Act of 1933 (the “Securities Act”) and in accordance with applicable securities laws and (iii) a public offering in the United States under the Securities Act. In the rights offering, the rights will be allocated by UBS AG to holders of UBS AG’s existing shares, one right being allocated for each existing share held at the record date. The exercise of 20 rights entitles the exercising holder to subscribe for 7 ordinary shares against payment of the subscription price of CHF 21.00 per ordinary share. Ordinary shares for which rights have not been validly exercised during the rights exercise periods (the “Rump Shares”) may be sold by the joint bookrunners, acting on behalf of the managers, in their sole discretion in the global offering and/or in open market transactions.

The offering is based on an underwriting agreement and is, inter alia, subject to the condition precedent that the capital increase is entered in the commercial registers of the Cantons of Zurich and Basel-City, which is expected to take place on June 12, 2008. Under certain circumstances, the offering may be cancelled. See “—Important Information.”

TIMETABLE

The timetable for the offering is envisaged as follows:

May 26, 2008	Record date for ordinary shares receiving rights (after close of business)

May 27, 2008	Book entry of the rights of the shareholders based on their holdings as of the record date (before start of trading)

May 27, 2008	Commencement of the rights exercise periods and rights trading period

June 5, 2008	End of the rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs deposited with BNY Mellon Shareowner Services (5:00 p.m. New York time)

June 5, 2008	End of the rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register (5:00 p.m. Swiss time)

June 9, 2008	End of the rights trading period

June 10, 2008	End of the rights exercise period for rights held in the DTC system (5:00 p.m. New York time)

June 12, 2008	End of the rights exercise period for rights held in the SIS system (12:00 noon Swiss time)

June 12, 2008	Registration of the capital increase in the commercial registers

Description of the Offering

On or about June 12, 2008	Placement of Rump Shares, if any, in open market transactions or in the global offering

June 13, 2008	First day of trading of the new ordinary shares on SWX Europe, the New York Stock Exchange and the Tokyo Stock Exchange

June 17, 2008	Delivery of the subscribed new ordinary shares against payment of the subscription price or the global offering price, respectively, into collective custody

OFFERED SHARES

The new ordinary shares will be 760,295,181 newly issued registered shares of UBS AG with a par value of CHF 0.10 each.

The new ordinary shares will be fully fungible and rank pari passu in all respects with all other ordinary shares. See “Description of Ordinary Shares—Ordinary Shares.”

The new ordinary shares will represent approximately 25.9% of the total issued share capital of UBS AG immediately after completion of the offering.

SUBSCRIPTION PRICE AND GLOBAL OFFERING PRICE

The subscription price, which was established on May 21, 2008 together with the subscription ratio, will be CHF 21.00 per new ordinary share. On May 21, 2008, the closing price of the ordinary shares was USD 29.34 per share on the New York Stock Exchange and CHF 30.64 per share on SWX Europe. The subscription price is to be paid to us on the closing date, which is expected to be on or about June 17, 2008.

In the case of a global offering, the global offering price is expected to be determined following an institutional bookbuilding procedure on or about June 12, 2008.

ALLOCATION OF RIGHTS

On May 27, 2008, before commencement of trading of the existing shares on SWX Europe, holders of existing ordinary shares will be granted by UBS AG one right per existing ordinary share held as of the record date, which is expected to be May 26, 2008 after close of business. 20 rights will grant the holder thereof the right to subscribe for 7 new ordinary shares at the subscription price of CHF 21.00 per ordinary share.

Rights will be allotted to shareholders of UBS AG as follows:

➢	Existing ordinary shares held in the SIS system through custody accounts with custodian banks or brokers:
Each existing ordinary share will be allocated one right on the first day of the rights trading period before start of trading. Allocation and notification to shareholders will be made by their respective custodian bank or broker.

➢	Existing ordinary shares held in the DTC system through custody accounts with custodian banks or brokers:
Each existing ordinary share will be allocated one right on the first day of the rights trading period before start of trading. Allocation and notification will be made by DTC through the respective custodian bank or broker.

➢	Existing ordinary shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register:

Description of the Offering

Each existing ordinary share will be allocated one right on the first day of the rights trading period before start of trading. Allocation and notification to shareholders will be made by UBS Shareholder Services.

➢	Existing ordinary shares held directly with BNY Mellon Shareowner Services in the form of physical share certificates (Heimverwahrer) or DRSs:
Each existing ordinary share will be allocated one right on the first day of the rights trading period before start of trading. Allocation and notification to shareholders will be made directly by BNY Mellon Shareowner Services.

TREASURY SHARES, ESOP SHARES AND ASSOCIATED RIGHTS

As of March 31, 2008, UBS AG directly or indirectly held a total of 101,448,832 treasury shares. Such ordinary shares are held to hedge awards granted under the employee equity compensation plans, including employee options. Additionally, ordinary shares are held by the Investment Bank. The Investment Bank acts as a market-maker in ordinary shares and related derivatives. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. See “Description of Ordinary Shares—Treasury Shares.” Treasury shares will be allocated rights in the rights offering. UBS AG, directly or indirectly, intends to exercise and/or sell the rights allocated to its treasury shares.

Ordinary shares owned by employees are treated like those of other shareholders and will be allocated rights in the rights offering. Employee rights for future delivery of ordinary shares and employee options over ordinary shares will not be entitled to participate in the rights offering.

TRADING AND SALE OF RIGHTS

In connection with the offering of the new ordinary shares, the rights will be traded on the EU-regulated market segment of SWX Europe and the New York Stock Exchange. The rights (ISIN CH0039913899) will be traded on SWX Europe and admitted to trading on the New York Stock Exchange during the period from May 27, 2008 to June 9, 2008. Trades in the rights on SWX Europe are expected to be settled three trading days after execution (T+3). Trades in the rights on the New York Stock Exchange are expected to be settled three trading days after execution (T+3) through June 5, 2008, with trades executed on June 6, 2008 and June 9, 2008 expected to be settled by the close of business on June 9, 2008.

During the period during which rights are to be traded, shareholders who hold their ordinary shares in the SIS system or in the DTC System will have the opportunity (but are under no obligation) to trade their rights and, accordingly, may instruct their custodian bank or broker to sell part or all of their rights or buy additional rights on SWX Europe or the New York Stock Exchange. No arrangements have been made for the sale or purchase of rights by shareholders holding ordinary shares in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register or in the form of physical share certificates (Heimverwahrer) or DRSs held directly with BNY Mellon Shareowner Services.

From May 27, 2008 on, the existing ordinary shares will be traded on SWX Europe, the New York Stock Exchange and the Tokyo Stock Exchange “ex-subscription right.”

The managers may take suitable measures in order to create the liquidity required for orderly trading in the rights, such as buying and selling rights. In so doing, the managers reserve the right to carry out hedging transactions in the ordinary shares or corresponding derivatives. See “—Stabilization and Other Trading Activities.”

Description of the Offering

EXERCISE OF RIGHTS

In accordance with the subscription right ratio of 20:7, the exercise of 20 rights entitles the exercising holder to subscribe for 7 ordinary shares against payment of the subscription price. Rights may be exercised only in integral multiples of 20.

In order to avoid being excluded from being exercised, rights held in the United States must be validly exercised vis-à-vis UBS AG by or on behalf of the relevant holder during the applicable rights exercise period.

The rights exercise period for rights held in the DTC system will run from May 27, 2008 to 5:00 p.m. (New York time) on June 10, 2008. The rights exercise period for rights held in the SIS system will run from May 27, 2008 to 12:00 noon (Swiss time) on June 12, 2008. Rights held in the DTC system or in the SIS system and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will expire and become null and void without compensation.

The rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs deposited with BNY Mellon Shareowner Services will run from May 27, 2008 to 5:00 p.m. (New York time) on June 5, 2008. The rights exercise period for rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) recorded in the Swiss share register will run from May 27, 2008 to 5:00 p.m. (Swiss time) on June 5, 2008. Rights issued in respect of ordinary shares held in the form of physical share certificates (Heimverwahrer) or DRSs and not exercised as described above, including rights in excess of the nearest integral multiple of the subscription ratio, will be sold on behalf of the relevant shareholder.

The exercise of rights is irrevocable and may not be withdrawn, cancelled or modified.

UBS AG is acting as principal subscription agent.

UBS AG reserves the right to treat as invalid any acceptance or purported exercise of rights or acceptance of the offer of ordinary shares which appears to UBS AG or its agents to have been executed, effected or dispatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if UBS AG or its agents believe that the same may violate applicable legal or regulatory requirements.

Rights may only be exercised in integral multiples of 20. The instructions for exercising rights are as follows:

➢	Existing ordinary shares held in the SIS system through custody accounts with custodian banks or brokers:
Instructions for exercising rights need to be directed to the respective custodian bank or broker, as the case may be, within the time period set by such custodian bank or broker and will be subject to the shareholder’s respective arrangements with it. Shareholders are asked to follow the instructions of their custodian bank or broker. In the event that shareholders have not been so informed by the start of the rights trading period, they should contact their custodian bank or broker. Rights not exercised as described above will expire and become null and void without compensation.

➢	Existing ordinary shares held in the DTC system through custody accounts with custodian banks and brokers:
Rights may be exercised only through the BNY Mellon Conversion Facility described below. Instructions for exercising rights need to be directed to the respective custodian bank or broker, as the case may be, within the time period set by such custodian bank or broker and will be subject to the shareholder’s respective arrangements with it. Shareholders are asked to follow the instructions of their custodian bank or broker. In the event that shareholders have not been so informed by the start of the rights trading period, they should contact their custodian bank or broker. Rights not exercised as described above will expire and become null and void without compensation.

Description of the Offering

➢	Existing ordinary shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register:
Holders of such shares may exercise rights by transferring the required amount to an account to be specified by UBS Shareholder Services. Rights in excess of the nearest integral multiple of the subscription ratio described above will be sold by UBS Shareholder Services and the proceeds credited to the relevant shareholders. The required amount must be received on such specified account no later than 5:00 p.m. (Swiss time) on June 5, 2008. Absent receipt of the required payment for subscription of new ordinary shares, UBS Shareholder Services will sell all rights of the respective shareholder on his or her behalf on the last trading day of the rights and credit the proceeds to the relevant shareholders in line with the arrangements applicable for the payment of a cash dividend.

➢	Existing ordinary shares held directly with BNY Mellon Shareowner Services in the form of physical share certificates (Heimverwahrer) or DRSs:
Rights may be exercised only through the BNY Mellon Conversion Facility described below. Rights in excess of the nearest integral multiple of the subscription ratio described above will be sold by BNY Mellon Shareowner Services and the proceeds credited to the relevant shareholders. The required amount must be received on such specified account no later than 5:00 p.m. (New York time) on June 5, 2008. Absent receipt of the required payment for subscription of new ordinary shares, BNY Mellon Shareowner Services will sell all rights of the respective shareholder on his or her behalf on the last trading day of the rights and credit the proceeds to the relevant shareholders in line with the arrangements applicable for the payment of a cash dividend.

BNY MELLON CONVERSION FACILITY

We have made arrangements with BNY Mellon Shareowner Services to provide a U.S. dollar/Swiss franc conversion facility (the “BNY Mellon Conversion Facility”) for payment of the subscription price, which is denominated in Swiss francs, for the benefit of (i) holders of ordinary shares in the DTC system through custody accounts with custodian banks and brokers and (ii) holders of ordinary shares held directly with BNY Mellon Shareowner Services in the form of physical share certificates (Heimverwahrer) or DRSs. Through the BNY Mellon Conversion Facility, these holders may arrange for BNY Mellon Shareowner Services to pay the Swiss franc-denominated subscription price on such holder’s behalf:

➢	in the case of holders of ordinary shares in the DTC system through custody accounts with custodian banks and brokers, by forwarding, through their custodian bank or broker, the amount of USD 22.43 per new ordinary share to be subscribed to DTC for further forwarding to BNY Mellon Shareowner Services, together with instructions to BNY Mellon Shareowner Services to pay the subscription price on such holder’s behalf; or

➢	in the case of holders of ordinary shares held directly with BNY Mellon Shareowner Services in the form of physical share certificates (Heimverwahrer) or DRSs, by forwarding to BNY Mellon Shareowner Services the amount of USD 22.43 per new ordinary share to be subscribed, together with instructions to BNY Mellon Shareowner Services to pay the subscription price on such holders’ behalf.

PLEASE NOTE THAT NO PROVISION HAS BEEN MADE FOR SUCH HOLDERS TO PAY THE SUBSCRIPTION PRICE FOR NEW ORDINARY SHARES TO BE SUBSCRIBED IN SWISS FRANCS. THE ONLY MECHANISM PROVIDED FOR SUCH HOLDERS TO PAY THE SUBSCRIPTION PRICE FOR NEW ORDINARY SHARES IS THE BNY MELLON CONVERSION FACILITY.

The USD 22.43 per new ordinary share to be subscribed that is payable pursuant to the BNY Mellon Conversion Facility is currently equal to 110% of the U.S. dollar equivalent of the CHF 21.00 subscription price (calculated by reference to the Federal Reserve Bank of New York’s noon buying rate

Description of the Offering

on May 21, 2008). The amount in excess of 100% of the U.S. dollar equivalent subscription price at such date has been established to cover possible currency exchange rate fluctuations between such date and the date on which the subscription price is paid by BNY Mellon Shareowner Services, which is currently scheduled to be June 16, 2008 (the “Conversion Date”).

If, on the Conversion Date, the U.S. dollar amount per new ordinary share to be subscribed that has been paid by a holder exceeds the U.S. dollar equivalent of the subscription price on that date, BNY Mellon Shareowner Services will effect conversion of the U.S. dollar amount necessary to yield the Swiss franc-denominated subscription price, and return any excess U.S. dollar amount to DTC (for further crediting to the respective DTC participant) or the relevant holder, as the case may be.

If, on the Conversion Date, the U.S. dollar amount per new ordinary share to be subscribed is insufficient to pay the Swiss franc-denominated subscription price due to currency fluctuations, BNY Mellon will send due bills to the relevant holder for the shortfall and shall hold the new ordinary shares subscribed for in escrow pending receipt of such shortfall from the relevant holder.

TREATMENT OF ORDINARY SHARES FOR WHICH RIGHTS HAVE NOT BEEN VALIDLY EXERCISED

Ordinary shares for which rights have not been validly exercised during the rights exercise periods (i.e., the Rump Shares) may be sold by the joint bookrunners, acting on behalf of the managers, in their sole discretion, either in the global offering by way of (i) public offerings in Switzerland, Germany, Austria, the United Kingdom, France, Italy and Liechtenstein, (ii) private placements to certain institutional investors outside the United States in reliance on Regulation S under the Securities Act and in accordance with applicable securities laws and (iii) a public offering in the United States under the Securities Act or in open market transactions. Any proceeds from such sales, after deduction of the Swiss Federal issuance stamp tax (Emissionsabgabe), if any, applicable commissions and certain costs and expenses, will be for the benefit of UBS AG.

SETTLEMENT AND CERTIFICATION OF THE ORDINARY SHARES

The ordinary shares have been accepted for clearance through SIS, Clearstream and Euroclear. Delivery of the new ordinary shares against payment of the subscription price or the global offering price, as the case may be, is expected to take place on or about June 17, 2008, or on such other date as we may determine. Delivery against payment will take place through the clearing system of SIS.

Other than with respect to shareholders who hold their ordinary shares in the form of physical share certificates (Heimverwahrer) that are recorded in the Swiss share register, the new ordinary shares will not be in certificated form. Shareholders are entitled to request printing and delivery of physical share certificates for their respective ordinary new shares (aufgeschobener Titeldruck).

VOTING RIGHTS

Each new ordinary share will carry one vote at a general meeting of UBS AG. Voting rights may, however, only be exercised if the holder is recorded in our share register with voting rights, which requires that the holder expressly declare having acquired such ordinary shares in his own name and for his own account.

We have adopted special provisions for the registration of fiduciaries/nominees. Fiduciaries/nominees are entered in the share register with voting rights up to a total of 5% of all of the issued ordinary shares if they agree to disclose, upon our request, beneficial owners holding 0.3% or more of all ordinary shares. An exception to the 5% rule exists for securities clearing organizations such as DTC.

Description of the Offering

DISTRIBUTIONS

The new ordinary shares will be fully fungible and rank pari passu with the existing ordinary shares. As such, they will be entitled to any distributions declared after the closing date, including any dividends, if declared, for the financial year ending December 31, 2008.

DILUTION

As of March 31, 2008, our net book value (total assets less equity attributable to minority interests and liabilities) was CHF 16.4 billion. Based on 2,073,567,252 ordinary shares outstanding, the net book value per share was CHF 7.90 as of the same date.

Without taking into account the 98,698,754 ordinary shares issued on April 15, 2008 in respect of the stock dividend, if the offering had been executed on March 31, 2008 and all of the new ordinary shares had been subscribed, our net book value after deducting the underwriting commission and other costs associated with the offering would have been CHF 31.9 billion, or CHF 11.27 per outstanding ordinary share, based on 2,833,862,433 ordinary shares outstanding. This would represent a direct increase of CHF 3.36 in the net book value per outstanding ordinary share. Thus, those purchasing the new ordinary shares in the offering would have experienced a direct dilution of CHF 9.73, or approximately 46%, per ordinary share.

The rights on the new ordinary shares from the capital increase ensure that, to the extent shareholders exercise their rights, they will maintain the proportionate interests they each originally held in our total capital prior to the offering. In the event that rights are not exercised, the respective shareholder’s proportional share in the total capital will be diluted by up to 27%.

CORPORATE RESOLUTIONS

On April 23, 2008, the annual general meeting resolved to increase our share capital against cash contributions from CHF 217,224,609.80 to up to CHF 342,224,609.80 by issuing up to 1,250,000,000 new registered shares with a par value of CHF 0.10 each.

TAXES

We will pay the Swiss Federal issuance stamp tax (Emissionsabgabe) of 1% of the subscription price levied on the issue of the new ordinary shares. See “Tax Considerations—Taxation in Switzerland.”

IMPORTANT INFORMATION

The underwriting agreement provides that the obligations of the managers to consummate the offering are subject to certain conditions. See “—Managers; Underwriting Agreement.” In addition, the managers may under certain circumstances terminate the underwriting agreement or extend the implementation of the offering. These circumstances include where there has occurred certain material adverse changes in the general affairs, management, financial position or results of operations of UBS AG and the UBS Group taken as a whole, substantial restrictions in exchange trading or the banking business, the occurrence of acts of terrorism, the outbreak of hostilities or the occurrence of other catastrophes or crises, material adverse changes in national or international financial or economic conditions (including disruptions of relevant securities settlement systems), court or governmental actions in relation to the offering or changes in the share capital or long-term debt of UBS AG not disclosed herein or in any supplement hereto. The managers’ obligation shall also terminate if the capital increase is not entered in the commercial registers of the Cantons of Zurich and Basel-City by June 12, 2008, 11:59 p.m. (Swiss time) and we, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International plc are unable to agree on a later date. A right of termination shall also exist if the new ordinary shares have not been admitted to exchange trading on or around June 13, 2008.

Description of the Offering

In the event the underwriting agreement is terminated before the capital increase is recorded in the commercial registers of the Cantons of Zurich and Basel City, the rights will expire. In such case, there will be no reversal of transactions in rights by the agents brokering the rights transactions. Accordingly, investors who acquired rights in the secondary market would in this case suffer a total loss. If the managers terminate the underwriting agreement after the capital increase has been entered in the commercial registers, shareholders who have exercised their rights may be entitled and/or obliged to acquire the new ordinary shares at the subscription price.

STOCK EXCHANGE LISTING, ISINS, COMMON CODES, TICKER SYMBOLS

Applications for listing the new ordinary shares on the “EU-compatible” segment of the SWX Swiss Exchange (and for admission to trading on the EU-regulated market segment of SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange have been or will be made. The listings are expected to become effective on June 12, 2008. The first trading day for the new ordinary shares is scheduled to be June 13, 2008. Upon commencement of trading, the new ordinary shares will be included in the existing listing of our ordinary shares.

The securities identification numbers for the rights and the ordinary shares are as follows:

International Securities Identification Numbers (ISIN)
—for the ordinary shares	CH0024899483
—for the rights	CH0039913899
Swiss Securities Numbers (Valorennummern)
—for the ordinary shares	2.489.948
—for the rights	3.991.389
CUSIPs
—for the ordinary shares	H89231338
—for the rights	H8929J150
Ticker Symbols
—for the ordinary shares	“UBSN” (SWX Swiss Exchange)
“UBS” (New York Stock Exchange)
“8657” (Tokyo Stock Exchange)
—for the rights	“UBSN2” (SWX Swiss Exchange)
“UBSRT” (New York Stock Exchange)

STABILIZATION AND OTHER TRADING ACTIVITIES

In connection with the offering of the new ordinary shares, Morgan Stanley & Co. International plc (or an agent or affiliate of Morgan Stanley & Co. International plc) is acting as stabilization manager and may undertake measures aimed at supporting the stock exchange or market price of our ordinary shares in order to offset any sales pressure that may exist (“Stabilization Measures”).

Stabilization Measures include transactions that stabilize, maintain or otherwise effect the market price of our ordinary shares. Such transactions may include creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the managers of securities not owned by them. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The joint bookrunners may also impose a penalty bid. This occurs when a manager repays to the other managers a portion of the underwriting discount or commission it received because the managers have repurchased securities sold by or for the account of that manager in stabilizing or short-covering transactions.

Description of the Offering

The stabilization manager is under no obligation to take Stabilization Measures. Therefore, there is no guarantee that Stabilization Measures will be implemented. If Stabilization Measures are taken, they may be terminated at any time without prior notice.

Such Stabilization Measures may be undertaken from the date the subscription price is published and will end no later than the 30th calendar day following the expiration of the rights exercise period for rights held in the SIS system, expected to be July 12, 2008 (the “Stabilization Period”). The Stabilization Manager may not stabilize, effect any syndicate covering bid or impose a penalty bid, for our ordinary shares (i) at any time prior to the first trading day of the new ordinary shares on SWX Europe, at a price exceeding the subscription price, or (ii) at any time on or after the first trading day of the new ordinary shares on SWX Europe until the last day of the Stabilization Period, at a price exceeding the global offering price.

Stabilization Measures may cause the stock exchange or market price of our ordinary shares and/or the rights to be higher than it would have been without such measures. In addition, such measures may temporarily result in a stock exchange or market price at a level that is not sustainable over the long term.

Within one week after the end of the Stabilization Period, an announcement will be published as to whether or not a Stabilization Measure was carried out, the date on which the Stabilization Measure was commenced, the date on which the last Stabilization Measure was taken, and the price range within which the Stabilization Measure was carried out (for each date on which a Stabilization Measure was carried out).

Certain of the managers have advised us that they are currently making a market for the existing ordinary shares and that they intend to make a market in the rights inside and outside of the United States. The managers may also engage in transactions for the accounts of others in the existing shares and rights and certain derivatives linked to the existing ordinary shares of UBS AG.

In addition, in connection with the offering, the managers may engage in trading activity with respect to rights and the existing ordinary shares during the rights exercise periods for the sole purpose of hedging their commitments under the underwriting agreement. Such activity may include purchases and sales of rights and the existing ordinary shares and related or other securities and instruments. These transactions may include short sales of the existing ordinary shares and purchases of rights which cover the positions created by short sales.

If these market-making and other activities are commenced, they may be discontinued at any time at the sole discretion of the relevant manager and without notice. These activities may occur on SWX Europe, the New York Stock Exchange, Chi-X, Scoach, in the over-the-counter market in Switzerland or the United States or elsewhere outside the United States in accordance with applicable law and regulation.

LOCK-UP

UBS AG has agreed vis-à-vis the managers that, for a period ending 180 days after the closing date, it will not directly or indirectly issue, sell, offer or otherwise dispose of any ordinary shares or other securities convertible or exchangeable into ordinary shares or representing rights to subscribe for ordinary shares or enter into a transaction with similar economic effect (excluding the issuance of any hybrid debt securities) except (i) in relation to the issuance of options or ordinary shares out of conditional capital (bedingtes Kapital) or out of treasury, whether existing or created at the annual general meeting, for (aa) options to be granted to employees, or (bb) ordinary shares to be issued directly or upon exercise of options granted to employees according to stock option plans or participation plans, (ii) in relation to issuances of shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options outstanding as of April 1, 2008, (iii) sales of treasury shares (or derivative transactions directly related thereto) carried out in a

Description of the Offering

manner consistent with our normal treasury activity, (iv) in relation to the stock dividend described under “Distributions to Shareholders—Distributions to Shareholders in 2008”, (v) market making, hedging and brokerage activities in the ordinary course of trading, and (vi) the creation (but not the use) of conditional capital as proposed to the annual general meeting except in connection with convertible or exchangeable securities or the exercise of warrants or options referred to in clause (ii) above and (vii) a potential sale of rights in the offering, without the prior written consent of the joint global coordinators, which consent may not be unreasonably withheld or delayed.

MANAGERS; UNDERWRITING AGREEMENT

The managers for the offering are listed in the table below. UBS AG and the managers entered into an underwriting agreement dated as of April 1, 2008. In the underwriting agreement, the managers have, each individually, severally and not jointly, agreed to underwrite the new ordinary shares in the numbers and percentages set forth below. UBS AG has agreed to issue the new ordinary shares to J.P. Morgan Securities Ltd. and/or Morgan Stanley & Co. International plc, acting on behalf of the managers.

			Underwriting	Underwriting
			Commitment in % of	Commitment in % of
	Number of	Percentage of	Share Capital prior	Share Capital after
Manager	Ordinary Shares	Ordinary Shares*	to the Offering*	the Offering*

J.P. Morgan Securities Ltd.	140,077,836	18.4%	6.4%	4.8%
125 London Wall, London EC2Y 5AJ, United Kingdom
Morgan Stanley & Co. International plc	140,077,836	18.4%	6.4%	4.8%
25 Cabot Square, London E14 4QW, United Kingdom
BNP Paribas	110,061,158	14.5%	5.1%	3.8%
16, boulevard des Italiens, 75009 Paris, France
Goldman Sachs International	110,061,158	14.5%	5.1%	3.8%
Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom
Credit Suisse	38,343,550	5.0%	1.8%	1.3%
Paradeplatz 8, 8001 Zürich, Switzerland
Deutsche Bank AG, London Branch	23,964,719	3.2%	1.1%	0.8%
1 Great Winchester Street, London EC2N 2DB, United Kingdom

* Columns may not add due to rounding.

Description of the Offering

			Underwriting	Underwriting
			Commitment in % of	Commitment in % of
	Number of	Percentage of	Share Capital prior	Share Capital after
Manager	Ordinary Shares	Ordinary Shares*	to the Offering*	the Offering*

Zürcher Kantonalbank	14,378,831	1.9%	0.7%	0.5%
Bahnhofstrasse 9, 8001 Zürich, Switzerland
ABN AMRO Bank N.V.	13,180,595	1.7%	0.6%	0.4%
250 Bishopsgate, London, EC2M 4AA, United Kingdom
Banca IMI	10,784,123	1.4%	0.5%	0.4%
Banca IMI SpA, P.ta Giordano, Dell’Amore 3, 20121 Milan, Italy
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	13,180,595	1.7%	0.6%	0.4%
Plaza de San Nicolás, 4 48005 Bilbao, Spain
CALYON	10,784,123	1.4%	0.5%	0.4%
9 quai Paul Doumer, 92920 Paris La Defense Cedex, France
Dresdner Bank AG, London Branch	13,180,595	1.7%	0.6%	0.4%
30 Gresham Street, London EC2V 7PG, United Kingdom
Fortis Bank (Nederland) N.V.	13,180,595	1.7%	0.6%	0.4%
Rokin 55, 1012 KK Amsterdam, The Netherlands
Fox-Pitt, Kelton Limited	10,784,123	1.4%	0.5%	0.4%
25 Copthall Avenue, London EC2R 7BP, United Kingdom
HSBC Bank plc	10,784,123	1.4%	0.5%	0.4%
8 Canada Square, London E14 5HQ, United Kingdom
ING Bank N.V.	10,784,123	1.4%	0.5%	0.4%
Amstelveenseweg 500, 1081 KL, Amsterdam, The Netherlands

* Columns may not add due to rounding.

Description of the Offering

			Underwriting	Underwriting
			Commitment in % of	Commitment in % of
	Number of	Percentage of	Share Capital prior	Share Capital after
Manager	Ordinary Shares	Ordinary Shares*	to the Offering*	the Offering*

Lazard Frères Banque and NATIXIS	13,180,595	1.7%	0.6%	0.4%
Lazard Frères Banque, 121 Bd Haussmann, 75008 Paris, France NATIXIS, 30 av. Pierre Mendès France, 75013, Paris, France
Lloyds TSB Bank plc	13,180,595	1.7%	0.6%	0.4%
10 Gresham Street, London EC2V 7AE, United Kingdom
Mediobanca—Banca di Credito Finanziario S.p.A.	13,180,595	1.7%	0.6%	0.4%
Piazzetta Enrico Cuccia 1, 20121 Milan, Italy
National Bank of Greece S.A. and NBG International Limited	10,784,123	1.4%	0.5%	0.4%
National Bank of Greece S.A., Eolou 86, 102 32 Athens, Greece NBG International Limited, Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom
Santander Investment, S.A.	13,180,595	1.7%	0.6%	0.4%
Ciudad Grupo Santander, Avenida de Cantabria, s/n., 28660 Boadilla del Monte, Madrid, Spain
UniCredit (Bayerische Hypo- und Vereinsbank AG)	13,180,595	1.7%	0.6%	0.4%
Kardinal-Faulhaber-Strasse 1, 80333 Munich, Germany

* Columns may not add due to rounding.

Total	760,295,181	100.00%	35.0%	25.9%

According to the underwriting agreement, the managers will pay UBS AG the subscription price for the new ordinary shares with respect to which rights are not exercised and which are not sold in the global offering and will pay the global offering price, but not less than the subscription price, for Rump Shares, if any, sold in the global offering.

Description of the Offering

According to the underwriting agreement, the total offering fee payable to the managers by UBS AG will amount to a maximum of 1.65% of the gross offering proceeds or approximately CHF 263.4 million, including any incentive fee payable at the sole discretion of UBS AG as determined by UBS AG no later than the closing date. UBS AG also agreed in the underwriting agreement to indemnify the managers against certain liability obligations, including liabilities under applicable securities laws.

The underwriting agreement provides that the obligations of the managers to consummate the offering are subject to the reservation that certain conditions are satisfied, such as the receipt of customary confirmations and legal opinions meeting the managers’ requirements or the making of necessary filings and the receipt of necessary approvals in connection with the offering.

One or more of the managers may be unable to make offers or sales of ordinary shares otherwise than through an agent, which may be an affiliate of such manager, that is a broker-dealer registered as such under the U.S. Securities Exchange Act of 1934.

OTHER RELATIONS BETWEEN THE MANAGERS AND UBS

Certain of the managers and their respective affiliates have performed, and may in the future perform, various financial advisory, investment banking, commercial banking or other services for us or our affiliates, for which they have received and are likely to continue to receive customary fees and expenses. We or our affiliates have performed, and may also in the future perform, various financial advisory, investment banking, commercial banking or other services for certain of the managers or their respective affiliates, for which they have received and are likely to continue to receive customary fees and expenses.

In connection with the offering, each of the managers and any affiliate acting as an investor for its own account may receive rights (if they are current shareholders of UBS AG ) in connection with the rights offering, and may exercise its right to take up such rights and acquire new ordinary shares, or may take up Rump Shares, if any, as part of the global offering and in that capacity, may retain, purchase or sell rights, ordinary shares or Rump Shares and any other securities of UBS AG or other investments for its own account and may offer or sell such securities (or other investments) otherwise than in connection with the offering. References in this prospectus supplement to the Rump Shares being offered or placed should be read as including any offering or placement of ordinary shares to any of the managers and any affiliate acting in such capacity. The managers do not intend to disclose the extent of any such investments or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

TRADING IN THE RIGHTS AND NEW ORDINARY SHARES BY UBS

During the distribution of new ordinary shares in the offering, if applicable, we and certain of our affiliates intend to engage in various dealing and brokerage activities involving ordinary shares when and to the extent permitted by applicable law. Among other things, we and certain of our affiliates, as the case may be, intend (1) to make a market in our ordinary shares by purchasing and selling ordinary shares for our or their own account or to facilitate customer transactions; (2) to make a market, from time to time, in derivatives (such as options, warrants, convertible securities and other instruments) relating to our ordinary shares for our or their own account and the accounts of our or their customers; (3) to engage in trades in our ordinary shares for our or their own account and the accounts of our or their customers for the purpose of hedging positions established in connection with the derivatives market making described above; (4) to engage in unsolicited brokerage transactions in our ordinary shares with our or their customers; (5) to trade in our ordinary shares and derivatives on our ordinary shares as part of our or their investment management activities for the accounts of our or their customers; and (6) to trade in our ordinary shares pursuant to employee incentive plans. These activities may occur on SWX Europe, Chi-X, Scoach, in the over-the-counter market in Switzerland or elsewhere

Description of the Offering

outside the United States. In addition, when and to the extent permitted by applicable law, our affiliated U.S. broker-dealer, UBS Securities LLC, may engage in unsolicited brokerage transactions, and our investment management business groups may trade in our ordinary shares and derivatives on our ordinary shares in the United States.

We and our affiliates are not obliged to make a market in or otherwise purchase ordinary shares or derivatives on UBS shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of ordinary shares.

In addition, when and to the extent permitted under applicable law, we and our affiliates, as the case may be, may engage in various dealing and brokerage activities involving the rights in and outside the United States, including making a market or transactions as principal or agent in the rights. However, we and our affiliates are not obliged to make a market in or otherwise purchase rights and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of the rights.

Validity of the Rights and Ordinary Shares

The validity of the rights and the ordinary shares will be passed upon on our behalf by Homburger AG, our Swiss counsel.